Manually executed



11008025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________________ to ________________

Commission file number: 1-33335

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TWC SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Time Warner Cable Inc.
60 Columbus Circle
New York, New York 10023

Page 1 of 54 pages
Exhibit Index at page 53

Financial Statements and Supplemental Schedules

TWC Savings Plan
Years Ended December 31, 2010 and 2009
with Report of Independent Registered Public Accounting Firm

TWC Savings Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2010 and 2009

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Net Assets Available for Benefits 2
Statements of Changes in Net Assets Available for Benefits 3
Notes to Financial Statements 4

Supplemental Schedules

Schedule G, Part I – Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible 22
Schedule H, Part IV, Line 4(a)—Schedule of Delinquent Participant Contributions 23
Schedule H, Part IV, Line 4(i)—Schedule of Assets (Held at End of Year) 24

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

Administrative Committee
TWC Savings Plan

We have audited the accompanying statements of net assets available for benefits of the TWC Savings Plan (the "Plan") as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year), delinquent participant contributions, and loans or fixed income obligations in default or classified as uncollectible, as of December 31, 2010, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 27, 2011

TWC Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2010	December 31, 2009
	(In Thousands)	
Investments, at fair value:		
Commingled trust funds	$ 422,009	$ 312,119
Time Warner Cable Inc. common stock	48,232	34,325
Time Warner Inc. common stock	—	101,237
AOL Inc. common stock	—	6,959
Other common stocks	247,411	196,451
Preferred stocks	349	130
Synthetic investment contracts	221,561	198,342
Mutual funds	223,094	171,619
U.S. government and agency securities	89,156	45,010
Bonds, notes and debentures	79,322	44,748
Cash, cash equivalents and other investments	96,209	68,800
Total investments, at fair value	1,427,343	1,179,740
Contributions receivable:		
Employing Company	1,159	1,113
Participants	1,935	1,859
Total contributions receivable	3,094	2,972
Notes receivable from participants	66,727	57,028
Other assets	42,376	8,401
Total assets	1,539,540	1,248,141
Total liabilities	(84,761)	(20,238)
Net assets available for benefits, at fair value	1,454,779	1,227,903
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,167)	(2,453)
Net assets available for benefits	$ 1,448,612	$ 1,225,450

See accompanying notes.

TWC Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,	
	2010	2009
	(In Thousands)	
Net assets available for benefits, at beginning of year	$ 1,225,450	$ 926,630
Changes in net assets available for benefits:		
Investment income, net of fees	11,548	12,017
Net realized and unrealized appreciation in the fair value of investments	137,573	199,858
Employing Company contributions	64,496	60,582
Participant contributions, including rollover contributions	117,864	109,381
Participant loan interest income	3,245	3,483
Participant withdrawals	(110,389)	(86,343)
Administrative expenses	(1,175)	(1,420)
Other income	—	1,262
Net change in net assets available for benefits	223,162	298,820
Net assets available for benefits, at end of year	$ 1,448,612	$ 1,225,450

See accompanying notes.

TWC Savings Plan

Notes to Financial Statements

1. Description of the Plan

The following is an abbreviated description of the TWC Savings Plan (the "Plan"). More complete descriptions are provided in the Plan documents, as amended, and the summary plan description/prospectus.

The Plan is a defined contribution plan with a 401(k) feature generally covering eligible employees of Time Warner Cable Inc. ("TWC" or the "Sponsor") and certain of its subsidiaries and affiliates (each, an "Employing Company" and, collectively, the "Employing Companies"). Erie Telecommunications, Inc., a related (54.19% owned), but non-controlled group member of TWC, is a participating employer in the Plan. Generally, employees eligible to participate in the Plan are non-union and certain union employees with a minimum of three continuous months of employment. Participants in the Plan begin to receive Employing Company matching contributions ("Matching Contributions") upon working not less than 1,000 hours during the 12-consecutive month period following the participant's employment commencement date; otherwise, after the first calendar year in which a participant works not less than 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan is a participating plan ("Participating Plan") in the Time Warner Cable Defined Contribution Plans Master Trust (the "Master Trust"). The Plan is the only Participating Plan in the Master Trust. For reporting purposes, the Master Trust's assets are reported as the Plan's assets. The Plan provides for multiple investment funds (the "Investment Funds") made available through the trustee, Fidelity Management Trust Company ("Fidelity"), pursuant to the Master Trust.

On March 12, 2009, pursuant to a Separation Agreement dated as of May 20, 2008 among TWC and certain of its subsidiaries and Time Warner Inc. ("Time Warner") and certain of its subsidiaries, Time Warner disposed of all of its shares of TWC common stock for the purpose of separating TWC from Time Warner (the "Time Warner Separation"). As a result, TWC is no longer a subsidiary of Time Warner. The Time Warner Separation was effected as a pro rata dividend of all shares of TWC common stock held by Time Warner in a spin-off (the "Distribution") to Time Warner stockholders. Time Warner stockholders received 0.08367 share of TWC common stock for each share of Time Warner common stock held at March 12, 2009, the record date for the Distribution. As a result of the Distribution and in connection with the shares of Time Warner common stock held in the Time Warner Inc. Stock Fund, which at that time was an Investment Fund available under the Plan, the Plan received 0.8 million shares of TWC common stock. These shares were credited to eligible Plan participants' accounts in the TWC Common Stock Fund, a new Investment Fund created for such purpose in connection with

1. Description of the Plan (continued)

the Time Warner Separation. Prior to October 1, 2009, new investments under the Plan in the TWC Common Stock Fund (other than the reinvestment of dividends) were not permitted.

Effective October 1, 2009, Plan participants are allowed to allocate up to 10% of their future contributions and transfer up to 10% of their total account balance into the TWC Common Stock Fund, limited to the extent that either (1) the amount invested in the TWC Common Stock Fund equals or exceeds 10% of the participant's total account balance immediately prior to the time of the desired allocation or (2) such transfer would cause the participant's account balance in the TWC Common Stock Fund to exceed 10% of the total account balance.

In connection with the Time Warner Separation, as of March 13, 2009, the Time Warner Inc. Stock Fund, previously an Investment Fund available under the Plan, was frozen for new investments therein other than the reinvestment of dividends. Effective March 27, 2009, Time Warner implemented a 1-for-3 reverse stock split of Time Warner common stock. The reverse stock split is reflected in the financial statements and notes thereto.

On December 9, 2009, Time Warner disposed of all of its shares of common stock of AOL Inc. ("AOL") for the purpose of separating AOL from Time Warner (the "Time Warner AOL Separation"). The Time Warner AOL Separation was effected as a pro rata dividend of all shares of AOL common stock held by Time Warner in a spin-off (the "AOL Distribution") to Time Warner stockholders. Time Warner stockholders received one share of AOL common stock for every 11 shares of Time Warner common stock held at November 27, 2009, the record date for the AOL Distribution. As a result of the AOL Distribution and in connection with the shares of Time Warner common stock held in the Time Warner Inc. Stock Fund, which at that time was an Investment Fund available under the Plan, the Plan received 0.3 million shares of AOL common stock. These shares were credited to eligible Plan participants' accounts in the AOL Stock Fund, a new Investment Fund created for such purpose. New investments under the Plan in the AOL Stock Fund (other than the reinvestment of dividends) were not permitted.

On November 30, 2010, the Time Warner Inc. Stock Fund and the AOL Stock Fund were liquidated and the proceeds in each participant's account were transferred to the Growth Asset Allocation Fund, an Investment Fund available under the Plan. As of such date, the Time Warner Inc. Stock Fund and the AOL Stock Fund are no longer available Investment Funds under the Plan.

As of December 31, 2010, the Investment Funds available under the Plan consisted of four asset allocation funds, eight core actively managed funds, four core index funds, the TWC Common Stock Fund and a mutual fund window (a self-directed brokerage account). Participant

1. Description of the Plan (continued)

contributions, Matching Contributions and Rollovers (as defined below) may generally be invested in specific increments in the Investment Funds.

Generally, the Plan provides for voluntary participant contributions on a pre-tax basis at an elected percentage of at least 2% to a maximum of 30% of a participant's eligible compensation (e.g., including base pay, overtime, shift differentials and commissions, but excluding bonuses, incentive compensation and severance), up to an annual limit prescribed by the Internal Revenue Code of 1986, as amended (the "Code"). Participants who are "highly compensated employees", as defined in the Code ("HCE's"), are limited to a maximum contribution percentage of 7% of eligible compensation.

Matching Contributions equal 66.67% on up to the first 10% (7% in the case of HCE's) of a participant's eligible compensation contributed to the Plan. Matching Contributions and any other amounts contributed by an Employing Company, including those transferred into the Plan, are deemed Employing Company Contributions ("Employing Company Contributions").

Participants are also allowed to transfer amounts from certain other tax qualified plans to the Plan ("Rollovers"). Rollovers are included as participant contributions in the Statements of Changes in Net Assets Available for Benefits.

Each participant's account is credited with his/her participant contributions, Rollovers, any Employing Company Contributions and any earnings or losses, as appropriate.

Participant contributions, Rollovers and earnings thereon are fully vested. Employing Company Contributions and earnings thereon generally vest based upon a number of full years of service within a period of service, as defined in the Plan, as follows:

Number of Full Years within Period of Service	Vested Percentage
Less than 2	0%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 or more	100%

1. Description of the Plan (continued)

Employing Company Contributions and earnings thereon also become fully vested upon a participant's termination of service due to death or disability, attainment of age 65, in the event of Plan termination, upon the complete discontinuance of contributions under the Plan or with respect to participants who have completed at least a three year period of service as of the separation date, upon the occurrence of a change in control. Forfeited contributions and earnings thereon may be used to reduce future Employing Company Contributions to the Plan and/or to pay Plan expenses. Forfeitures for 2010 and 2009 were $1.3 million and $0.9 million, respectively. The balances of forfeited nonvested accounts as of December 31, 2010 and 2009 were $2.7 million and $1.9 million, respectively, and are reflected in the Statements of Net Assets Available for Benefits.

Under the Plan, participants may periodically transfer account balances among Investment Funds offered under the Plan and, subject to certain restrictions and penalties, withdraw amounts and/or take loans from their accounts. Loans are valued at their unpaid principal balances plus any accrued but unpaid interest and are treated as transfers between the individual Investment Funds and the participant loan fund.

Loans may be for a period of up to five years or, if for the purchase of a primary residence, a longer period of time up to 10 years as fixed by the benefits officer for repayment of the loan. Interest rates for loans originating under the Plan are fixed at the time of the loan at the prime rate plus 1%, as reported in the Wall Street Journal on the first day of the quarter in which the loan is requested. Participants who have transferred accounts to the Plan with existing loans may be subject to different interest rates on those loans, as set under the provisions of the plan from which the original loan was requested.

Interest rates on outstanding participant loans as of both December 31, 2010 and 2009 ranged from 4.25% to 10.50%.

In-service withdrawals are available in certain limited circumstances, as provided under the Plan. Hardship withdrawals are allowed for participants incurring an "immediate and heavy financial need," as defined by the Plan. Hardship withdrawals are strictly regulated under the Code and the regulations thereunder, and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Generally, on termination of service, participants will receive the vested portion of their account in a lump sum. However, subject to certain restrictions, the Plan permits other payment options. In addition, at the option of the participant, the commencement of payments may be deferred,

1. Description of the Plan (continued)

subject to certain limitations. Benefits distributed from all Investment Funds will be paid in cash, except for benefits distributed from the TWC Common Stock Fund which, at the option of the participant, may be distributed in shares of common stock of TWC valued pursuant to the terms of the Plan. Fractional shares are paid in cash.

TWC reserves the right to discontinue Employing Company Contributions or to terminate or modify the Plan at any time. In the event of termination, all account balances will become 100% vested and the net assets of the Plan may be distributed to participants in accordance with the Plan's provisions and applicable law.

The Plan administrator is a committee (the "Administrative Committee") appointed by the board of directors of TWC. Certain administrative functions of the Plan have been delegated to others in accordance with the terms of the Plan.

On September 27, 2006, the court granted final approval of a $100 million settlement to resolve the class action lawsuits involving certain ERISA matters brought on behalf of participants in the Plan as well as two other savings plans sponsored directly or indirectly by Time Warner. On October 26, 2007, the court issued an order approving certain attorneys' fees and expenses requested by plaintiffs' counsel, as well as approving certain incentive awards to the lead plaintiffs. The appeal by two of the lead plaintiffs challenging the amount of their incentive awards was resolved by order of the district court dated April 9, 2008. In November 2008 and December 2010, the Plan received $16.6 million and $1.3 million, respectively, from the settlement and individual allocations to eligible participant accounts were made, as applicable. The amount allocated to each eligible participant's account was calculated by the third-party settlement administrator according to the court-approved plan of allocation.

The amount reported as total liabilities in the Statements of Net Assets Available for Benefits is primarily composed of payables for security purchases for which the related assets are included in total investments.

2. Basis of Presentation and Recent Accounting Pronouncements

Basis of Presentation

The accounting records of the Plan are maintained on an accrual basis.

Certain administrative costs are charged to the Plan as permitted under ERISA, including, for example, fees for auditing, custodial, investment advice, recordkeeping and trustee services. Other administrative costs, for example, compensation of employees responsible for the administration of the Plan, are paid by TWC.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could differ from those estimates.

Fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. Investments in the Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value (see Note 3).

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Certain reclassifications have been made to the prior year's financial information to conform to the current year presentation.

2. Basis of Presentation and Recent Accounting Pronouncements (continued)

Recent Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that provides additional direction on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. This guidance also covers circumstances that may indicate that a transaction is not orderly and defines major categories of debt and equity securities in meeting disclosure requirements. This guidance became effective for the Plan on January 1, 2010 and did not have an impact on the Plan's financial statements.

In January 2010, the FASB issued authoritative guidance that expands the required disclosures about fair value measurements. This guidance provides for new disclosures requiring the Plan to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately information about purchases, sales, issuances and settlements in the reconciliation of Level 3 fair value measurements. This guidance also provides clarification of existing disclosures requiring the Plan to (i) determine each class of assets and liabilities based on the nature and risks of the investments rather than by major security type and (ii) for each class of assets and liabilities, disclose the valuation techniques and inputs used to measure fair value for both Level 2 and Level 3 fair value measurements. This guidance became effective for the Plan on January 1, 2010, except for the presentation of purchases, sales, issuances and settlements in the reconciliation of Level 3 fair value measurements, which is effective for the Plan on January 1, 2011, and did not have a material impact on the Plan's financial statements. The guidance pertaining to the presentation of purchases, sales, issuances and settlements in the reconciliation of Level 3 fair value measurements is not expected to have a material impact on the Plan's financial statements.

In September 2010, the FASB issued authoritative guidance that clarifies how loans to participants should be classified and measured. This guidance requires that participant loans be classified as notes receivable from participants and that these loans be segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This guidance became effective for the Plan on January 1, 2010 and did not have a material impact on the Plan's financial statements.

3. Investments

During the years ended December 31, 2010 and 2009, the net investment gain of the Plan was as follows (in thousands):

	Year Ended December 31,	
	2010	2009
Investment income, net of fees:		
Dividend income	$ 7,353	$ 6,787
Interest income	10,039	10,065
Total investment income	17,392	16,852
Investment fees	(5,844)	(4,835)
Total investment income, net of fees	11,548	12,017
Net realized and unrealized appreciation (depreciation) in the fair value of investments:		
Commingled trust funds	46,355	65,870
Time Warner Cable Inc. common stock	19,340	(18,318)
Time Warner Inc. common stock	3,711	62,128
AOL Inc. common stock	488	(2,700)
Other common stocks	38,594	47,951
Preferred stocks	22	461
Mutual funds	22,809	36,976
U.S. government and agency securities	3,966	2,738
Bonds, notes and debentures	2,219	4,808
Cash, cash equivalents and other investments	69	(56)
Total net realized and unrealized appreciation in the fair value of investments	137,573	199,858
Total net investment gain	$ 149,121	$ 211,875

3. Investments (continued)

Investments that each represented 5% or more of the Plan's net assets are as follows (in thousands):

	December 31,	
	2010	2009
Commingled trust funds:		
Black Rock Equity Index – Fund H, 2,890,094 and 2,421,436 units, respectively	$ 123,378	$ 89,738
Wellington Trust Collective Investment Fund II Growth (Series 2), 5,262,317 and 3,993,805 units, respectively	79,734	51,001
Alliance Bernstein International Style Blend Collective Trust, 7,368,201 and 5,676,591 units, respectively	75,377	55,687
Common stock:		
Time Warner, 3,474,166 shares	—	101,237
Mutual funds:		
Dodge & Cox Stock Fund, 1,772,925 and 1,503,905 shares, respectively	191,050	144,585

Plan investments are made in a variety of investment securities that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in values could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Capital Preservation Fund includes fully benefit-responsive synthetic investment contracts that are valued at fair value and adjusted to contract value in the Statements of Net Assets Available for Benefits. A synthetic investment contract is an agreement under which debt obligations (such as fixed-income asset-backed and mortgage-backed securities) are purchased and then a contract is entered into with a financial institution to provide for liquidity and an adjustable rate of return thereon (a "Wrapper"), which, when taken together with the underlying securities, generally results in a guaranteed return of principal and accrued interest (see Note 4).

3. Investments (continued)

The Capital Preservation Fund and the Wrapper contracts purchased by that fund are designed to pay all participant-initiated transactions at contract value. However, the Wrapper contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include, but are not limited to:

- Complete or partial termination of the Plan;
- Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund's cash flow;
- Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; and
- Any early retirement program, group termination, group layoff, facility closing or similar program.

At this time, the occurrence of these events or any event that limits the ability of the Capital Preservation Fund to transact at contract value is not probable.

A Wrapper issuer may terminate a Wrapper contract at any time assuming the appropriate notification is provided. In the event that the market value of the Capital Preservation Fund's covered assets is below the contract value at the time of such termination, Fidelity may elect to keep the Wrapper contract in place through another Wrapper provider until such time as the market value of the Capital Preservation Fund's covered assets is equal to the contract value. Plan participants will continue to receive the Capital Preservation Fund's Crediting Rate (as defined below).

3. Investments (continued)

The synthetic investment contracts in the Plan as of December 31, 2010 and 2009 are summarized below (in thousands):

	December 31, 2010			
	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract
AIG Financial Products Corp.	A-	$ 33,331	$ 204	$ (930)
JP Morgan Chase	AA-	84,497	350	(2,358)
Natixis Financial Products Inc.	A+	51,588	—	(1,439)
State Street Bank	AA-	51,591	—	(1,440)
		$ 221,007	$ 554	$ (6,167)

	December 31, 2009			
	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract
AIG Financial Products Corp.	A-	$ 31,988	$ 81	$ (423)
JP Morgan Chase	AA-	17,523	—	(187)
Natixis Financial Products Inc.	A+	49,509	—	(530)
Rabobank International	AAA	49,476	126	(655)
State Street Bank	AA-	49,511	128	(658)
		$ 198,007	$ 335	$ (2,453)

3. Investments (continued)

Interest income in the Capital Preservation Fund is accrued at the weighted-average return of the individual fund investments, net of investment management and certain administrative fees (the "Crediting Rate"). The Crediting Rate is calculated daily. The contract value spot yield is based on the annualized one-day earnings in the Capital Preservation Fund credited to participants on the last business day of the Plan year, divided by the fair value of the Capital Preservation Fund's assets on the same date. The market value spot yield is based on the annualized income earned by the underlying securities in the Capital Preservation Fund on the last business day of the Plan year, divided by the fair value of the Capital Preservation Fund's assets on the same date. The rates as of December 31, 2010 and 2009 and for the years then ended are as follows:

	December 31,	
	2010	**2009**
Crediting Rate	2.1 %	2.2 %
Contract value spot yield	2.0 %	2.2 %
Market value spot yield	2.3 %	2.7 %

	Year Ended December 31,	
	2010	**2009**
Average annualized yield	2.2 %	2.8 %

Certain investment managers of Investment Funds offered under the Plan are authorized to use derivative financial instruments, either directly or within a commingled fund structure, within established guidelines. Financial instruments may be used for the purpose of managing interest rate and foreign exchange risk, and for yield enhancement. The derivative transactions are marked-to-market; therefore, no gains or losses are deferred. All net investment activity for the years ended December 31, 2010 and 2009 is reported in the Plan's Statements of Changes in Net Assets Available for Benefits.

The types of derivative financial instruments held by the Plan and the Master Trust include foreign currency swaps, futures and options. As of December 31, 2010 and 2009, the Plan held less than 1% of the total market value of its investments in derivatives.

4. Fair Value Measurements

The fair value of an asset or liability is based on the assumptions that market participants would use in pricing the asset or liability. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value. The Plan's management follows a three-tiered fair value hierarchy when determining the inputs to valuation techniques. The fair value hierarchy prioritizes the inputs to valuation techniques into three broad levels in order to maximize the use of observable inputs and minimize the use of unobservable inputs. The levels of the fair value hierarchy are as follows:

- Level 1: consists of financial instruments whose values are based on quoted market prices for identical financial instruments in an active market.

- Level 2: consists of financial instruments whose values are determined using models or other valuation methodologies that utilize inputs that are observable either directly or indirectly, including (i) quoted prices for similar assets or liabilities in active markets, (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, (iii) pricing models whose inputs are observable for substantially the full term of the financial instrument and (iv) pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the financial instrument.

- Level 3: consists of financial instruments whose values are determined using pricing models that utilize significant inputs that are primarily unobservable, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

4. Fair Value Measurements (continued)

The following table sets forth by level within the fair value hierarchy the Plan's investment assets as of December 31, 2010 (in thousands):

		Fair Value Measurements	
	Fair Value	**Level 1**	**Level 2**
Commingled trust funds	$ 422,009	$ —	$ 422,009
Time Warner Cable Inc. common stock	48,232	48,232	—
Other common stocks	247,411	247,411	—
Preferred stocks	349	349	—
Synthetic investment contracts	221,561	100,001	121,560
Mutual funds	223,094	191,051	32,043
U.S. Treasury debt securities	27,647	27,647	—
U.S. government asset-backed debt securities	61,509	—	61,509
Corporate asset-backed debt securities	21,486	—	21,486
Corporate debt securities	55,641	—	55,641
Other fixed-income securities	2,195	—	2,195
Cash, cash equivalents and other investments	96,209	44,819	51,390
Total investments	$ 1,427,343	$ 659,510	$ 767,833

4. Fair Value Measurements (continued)

The following table sets forth by level within the fair value hierarchy the Plan's investment assets as of December 31, 2009 (in thousands):

		Fair Value Measurements	
	Fair Value	Level 1	Level 2
Commingled trust funds	$ 312,119	$ —	$ 312,119
Time Warner Cable Inc. common stock	34,325	34,325	—
Time Warner Inc. common stock	101,237	101,237	—
AOL Inc. common stock	6,959	6,959	—
Other common stocks	196,451	196,451	—
Preferred stocks	130	130	—
Synthetic investment contracts	198,342	63,802	134,540
Mutual funds	171,619	144,585	27,034
U.S. Treasury debt securities	21,661	21,661	—
U.S. government asset-backed debt securities	23,349	—	23,349
Corporate asset-backed debt securities	13,820	—	13,820
Corporate debt securities	29,544	—	29,544
Other fixed-income securities	1,384	—	1,384
Cash, cash equivalents and other investments	68,800	40,356	28,444
Total investments	$ 1,179,740	$ 609,506	$ 570,234

The following is a description of the valuation methodologies used for investment assets measured at fair value.

Investments are recorded by the Plan on a trade date basis at fair value. Investments in commingled trust funds are valued at unit values as reported to Fidelity by each fund company managing such trusts. Investments in securities, including common and preferred stocks and mutual funds that are traded on a national securities exchange are valued at the last reported sale price on the last business day of the reporting period. The fair value of the fully benefit-responsive synthetic investment contracts is based on the fair value of the underlying investments. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract. The fair value of the securities underlying the synthetic investment contracts in the Plan was $222 million and $198 million as of December 31, 2010 and 2009, respectively. As of December 31, 2010 and 2009, there were no reserves against contract values for credit risk of contract issuers or otherwise.

4. Fair Value Measurements (continued)

Investments in U.S. Treasury debt securities are valued using quoted prices reported in the active market in which the individual securities trade. Investments in other fixed income securities including U.S. government asset-backed debt securities, corporate asset-backed debt securities and corporate debt securities, are valued based on valuations obtained from third parties engaged by Fidelity to provide such valuations based generally on available trade information, dealer quotes, market color, spreads, bids and offers..

5. Transactions with Parties-in-Interest

Under the terms of the Plan, during the periods covered by these financial statements, TWC was required to contribute only cash for the Employing Company Contributions to the Plan, and purchases of TWC common stock were made on the open market.

6. Tax Status of Plan

The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated December 13, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation under Section 501(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination by the IRS, the Plan has been amended and restated. The Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt. On January 28, 2011, the Plan filed with the IRS for an updated determination letter with respect to its continued qualified status under Section 401(a) of the Code (see Note 7).

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

7. Subsequent Events

In March 2010, TWC began paying a quarterly cash dividend on shares of TWC common stock. In 2010, the dividend paid was $0.40 per share per quarter. In 2011, TWC increased the cash dividend to $0.48 per share per quarter.

The TWC Savings Plan was amended and restated effective as of January 1, 2002 (the "Amended and Restated Plan") to incorporate various amendments previously made to the Plan to comply with, among other things, the Economic Growth and Reconciliation Act of 2001, Section 401(a)(9) of the Code and Treasury regulations promulgated thereunder, the final regulations under Sections 401(k) and 401(m) of the Code, the final regulations under Section 415 of the Code, the Pension Protection Act of 2006 and the Heroes Earnings Assistance and Tax Relief Act of 2008. The Amended and Restated Plan was executed on January 26, 2011 and submitted to the IRS on January 28, 2011 for an updated determination letter with respect to its continued qualified status under Section 401(a) of the Code. Amendment No. 1 to the Amended and Restated Plan was duly executed on April 28, 2011 with a May 2, 2011 effective date and reflects that certain transferred employees joining TWC as part of an asset transaction with CoBridge Broadband, LLC ("CoBridge") will be credited with eligibility and vesting service under the Plan for employment service with Seller, the Previous Owners and their predecessors (as such terms are defined under the asset purchase agreement relating to CoBridge).

Effective April 1, 2011, the TWC Investment Committee restructured the Investment Funds offered under the Plan and the investment portfolio contained within the Master Trust by discontinuing the asset allocation and certain index, bond and international Investment Funds and introducing new investment options, including a series of target retirement date funds. The target retirement date investment funds provide investment diversification within a single fund that becomes more conservative as the participant's selected target date approaches. Target retirement date funds are designed to meet varying levels of investment risk tolerance based on the applicable participant's age or selected target date. The Plan provided proper advance notice of and experienced a short blackout period prior to April 1, 2011 which allowed the affected portion of Plan participants' accounts to be transferred to the corresponding new Investment Fund or the target retirement date fund that closely corresponded to each affected participant's year of birth.

On April 21, 2011, TWC acquired NaviSite, Inc. ("NaviSite"). It is anticipated that the U.S.-based employees of NaviSite will become eligible to participate in the Plan. The effective date of such eligibility has not yet been determined.

8. Reconciliation to Form 5500

The net assets of the Plan that are attributed to fully benefit-responsive investment contracts will be recorded at fair value on the 2010 IRS Form 5500 and related schedules. The following is a reconciliation of the Plan's net assets available for benefits and changes in net assets available for benefits between the financial statements and the Form 5500 (in thousands):

	December 31,	
	2010	2009
Net assets available for benefits per the financial statements	$ 1,448,612	$ 1,225,450
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	6,167	2,453
Net assets per the Form 5500	$ 1,454,779	$ 1,227,903

	Year Ended December 31, 2010
Net change in net assets available for benefits	$ 223,162
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,453)
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	6,167
Net investment gain per the Form 5500	$ 226,876

Supplemental Schedules

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule G, Part I - Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible
December 31, 2010

Party-In-Interest	Identity and Address of Obligor	Detailed Description of Loan Including Dates of Making and Maturity, Interest Rate, the Type and Value of Collateral, any Renegotiation of the Loan	Original Amount of Loan	Unpaid Balance at End of Year	Amount Overdue	
					Principal	Interest
	Glitnir Bank	GLITNIR 3ML+273.25 6/16 144A	$ 179,000	$ 2	$ -	$ 11,980
	Glitnir Bank	GLITNIR BK MTN 6.33% 7/11 144A	121,000	35,998	-	7,659
	General Motors	GM 8.25% 7/15/23	728,000	252,980	-	60,060
	General Motors	GM GLBL 8.375 7/15/33 DT	9,000	3,218	-	754
	Kaupthing Bank	KAUPTHING BK 7.625% 2/28/15	513,000	137,228	-	39,116
	Kaupthing Bank	KAUPTHING MTN 7.125% 5/19 144A	100,000	-	-	7,125
	Inn of Mount	INN OF MOUNT 12% 11/15/10	9,000	4,691	9,000	1,080
	Landsbankinn	LANDSBANKI IS MTN 6.1% 8/25/11	279,000	30,690	-	17,019
	Lehman Brothers	LEH 5.857% PERP-12	161,000	16	-	9,451
	Lehman Brothers	LEHMAN BROS 3ML+78 8/19/65	100,000	10	-	182
	Lehman Brothers	LEHMAN BROS HLD 6.75% 12/28/17	170,000	17	-	11,475
	Station Casinos, Inc.	STATION CASINOS 6% 4/01/12	27,000	3	-	1,620
	Station Casinos, Inc.	STATION CASINOS INC 7.75% 8/16	36,000	4	-	2,790

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(a) - Schedule of Delinquent Participant Contributions

December 31, 2010

	Total that Constitutes Nonexempt Prohibited Transactions			
Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$8,149.29		$8,149.29		
$2,504.27		$2,504.27		
$2,371.25		$2,371.25		
$3,538.38		$3,538.38		
$19,058.44		$19,058.44		
$1,096.16		$1,096.16		

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at December 31, 2010)

Shares or Units	Description of Investment		Current Value as of December 31, 2010 **
	Commingled Trust Funds		
7,368,201	Alliance Bernstein International Style Blend Collective Trust	$	75,376,693
3,920,689	Black Rock EAFE Equity Index - Fund T		55,838,910
2,890,094	Black Rock Equity Index - Fund H		123,378,102
969,991	Black Rock Extended Equity - Market Fund K		44,115,174
2,681,001	Black Rock US Debt Index - Fund T		43,566,267
5,262,317	Wellington Trust Collective Investment Fund II Growth (Series 2)		79,733,843
	Total Commingled Trust Funds		**422,008,989**
730,461	**Time Warner Cable Inc. Common Stock***		**48,232,340**
	Other Common Stocks		
51,436	ACI WORLDWIDE INC		1,382,085
27,193	ACME PACKET INC		1,445,580
17,500	ACUITY BRANDS INC		1,009,225
19,600	AEROFLEX HLDG CORP		322,420
124,000	AES CORP		1,510,320
16,025	AETNA INC		488,923
11,390	AFLAC INC		642,738
7,400	ALIGN TECHNOLOGY INC		144,596
30,878	AMAZON.COM INC		5,558,040
11,700	AMERICAN EXPRESS CO		502,164
1,600	AMGEN INC		87,840
25,779	AMYRIS INC		687,784
44,314	ANADARKO PETROLEUM CORP		3,374,954
75,190	ANSYS INC		3,915,143
17,304	APPLE INC		5,581,578
59,128	ARES CAPITAL CORP		974,429
80,683	ASSOCIATED BANC CORP		1,222,347
19,100	ATHENAHEALTH INC		782,718
17,100	ATHEROS COMMUNICATIONS INC		614,232
158,316	ATMEL CORP		1,950,453
45,725	BANK OF AMERICA CORPORATION		609,972
59,472	BB&T CORP		1,563,519
11,975	BEST BUY CO INC		412,419
3,500	BJ'S RESTAURANTS INC		124,005
11,800	BLACKBOARD INC		487,340
1,275	BLACKROCK INC		242,990
4,300	BOOZ ALLEN HAMILTON HLDG CL A		83,549
16,820	BORGWARNER INC		1,217,095
15,300	BP PLC SPON ADR		675,801
140,200	BR MALLS PARTICIPACOES SA		1,444,621
46,900	BRIGHTPOINT INC		409,437
73,386	CALPINE CORP		978,969
13,200	CAPITAL ONE FINANCIAL CORP		561,792
9,400	CATALYST HEALTH SOLUTIONS		437,006
174,808	CBS CORP CL B		3,338,833
37,900	CEPHEID INC		862,225
2,764	CHIPOTLE MEXICAN GRILL INC		587,792
31,525	CISCO SYSTEMS INC		637,751
151,900	CITIGROUP INC		718,487
53,744	CITY NATIONAL CORP		3,297,732

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at December 31, 2010)

Shares or Units	Description of Investment	Current Value as of December 31, 2010 **
	Other Common Stocks (continued)	
55,442	COLUMBIA BANKING SYSTEMS INC	$ 1,167,609
18,453	COMMERCE BANCSHARES INC	733,138
33,300	COMMVAULT SYSTEMS INC	953,046
14,369	COMPASS MINERALS INTL INC	1,282,721
12,400	COMSTOCK RESOURCES INC NEW	304,544
12,993	CONCHO RESOURCES INC	1,139,096
10,600	CONCUR TECHNOLOGIES INC	550,458
10,175	CONOCOPHILLIPS	692,918
7,100	CONSTANT CONTACT INC	220,029
7,898	COOPER COMPANIES INC	444,973
5,900	CORE LABORATORIES NV	525,395
70,247	CROWN CASTLE INTL CORP	3,078,926
63,071	CSX CORP	4,075,017
69,084	DENBURY RESOURCES INC	1,318,814
8,600	DEXCOM INC	117,390
1,100	DIRECTV CL A	43,923
168,880	DISNEY (WALT) CO	6,402,241
8,100	DRIL-QUIP INC	629,532
15,190	DST SYSTEMS INC	673,677
93,800	EASTMAN KODAK CO	502,768
22,550	EBAY INC	627,567
23,899	EHEALTH INC	339,127
12,300	ELSTER GROUP SE ADR	207,870
19,800	EMC CORP	453,420
18,959	EMERGENCY MEDICAL SVCS CL A	1,224,941
4,000	ENERNOC INC	95,640
45,546	EURONET WORLDWIDE INC	794,322
564,147	FIRST HORIZON NATIONAL CORP	6,645,652
467,100	FIRST NIAGARA FINL GROUP INC	6,530,058
28,700	FIRSTMERIT CORP	567,973
172,637	FORD MOTOR CO	2,898,575
5,200	FRESH MARKET INC	214,240
154,119	FULTON FINANCIAL CORP	1,598,214
56,853	GAMESTOP CORP CL A	1,300,797
41,000	GENERAL ELECTRIC CO	755,630
173,096	GENERAL MOTORS CO	6,380,319
28,540	GENWORTH MI CANADA INC	789,550
594	GEORGIA GULF CORP NEW	14,292
15,700	GILEAD SCIENCES INC	568,968
72,625	GLACIER BANCORP INC	1,097,364
3,510	GOLDMAN SACHS GROUP INC	590,242
2,200	GREEN DOT CORP	124,828
2,100	GREENHILL & CO INC	171,528
32,400	GSI COMMERCE INC	751,680
11,048	HARMAN INTL IND INC NEW	511,522
8,900	HEALTH MGMNT ASSOC INC CL A	84,906
2,900	HEARTWARE INTERNATIONAL INC	253,953
32,964	HENRY (JACK) & ASSOCIATES INC	960,901
16,650	HEWLETT-PACKARD CO	700,965
29,300	HEXCEL CORPORATION	530,037
7,200	HIBBETT SPORTS INC	265,680

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at December 31, 2010)

Shares or Units	Description of Investment		Current Value as of December 31, 2010 **
	Other Common Stocks (continued)		
9,000	HMS HOLDINGS CORP	$	582,930
6,600	HOME INNS &HO MGT INC SPON ADR		270,336
91,735	HONEYWELL INTL INC		4,876,633
25,900	ICONIX BRAND GROUP INC		500,129
26,100	IDEX CORPORATION		1,021,032
15,300	INCYTE CORP		253,368
100,211	INFORMATICA CORP		4,412,290
14,551	INTEGRATED DEVICE TECH INC		96,910
23,850	INTEL CORP		501,566
4,975	INTL BUS MACH CORP		730,131
25,258	INTUITIVE SURGICAL INC		6,510,250
7,100	ITC HLDGS CORP		440,058
114,264	JEFFERIES GROUP INC		3,042,850
5,425	JOHNSON & JOHNSON		335,536
57,654	JONES LANG LASALLE INC		4,838,324
16,475	JPMORGAN CHASE & CO		698,870
6,800	K12 INC		194,888
66,493	KEY ENERGY SERVICES INC		863,079
93,600	LAZARD LTD CL A		3,696,264
32,487	LIVE NATION ENTERTAINMENT INC		371,002
44,600	LKQ CORP		1,013,312
11,500	LOGMEIN INC		509,910
6,700	LULULEMON ATHLETICA INC		458,414
12,416	MAGELLAN HLTH SERVICES INC		587,028
2,800	MAKEMYTRIP LIMITED		75,684
26,800	MASIMO CORP		779,076
1,475	MASTERCARD INC CL A		330,562
21,900	MB FINANCIAL INC		379,308
11,200	MECOX LANE LTD ADR		82,992
7,425	MEDTRONIC INC		275,393
2,900	MERCADOLIBRE INC		193,285
12,650	MERCK & CO INC NEW		460,561
9,475	METLIFE INC		421,069
131,462	MF GLOBAL HOLDINGS LTD		1,099,022
95,228	MGIC INVESTMENT CORP		970,373
24,700	MICROSEMI CORP		565,630
20,400	MICROSOFT CORP		569,568
6,800	MIDDLEBY CORP		574,056
142,041	MONEYGRAM INTERNATIONAL INC		384,931
21,150	MONRO MUFFLER BRAKE INC		731,579
76,020	MONSANTO CO NEW		5,294,033
16,600	MOOG INC CL A		660,680
12,300	MORGAN STANLEY		334,683
61,398	MYRIAD GENETICS INC		1,402,330
17,500	NANOMETRICS INC		224,525
10,400	NETSUITE INC		260,000
130,389	NEW GOLD INC		1,272,597
161,695	NUANCE COMMUNICATIONS INC		2,939,615
8,400	NXSTAGE MEDICAL INC		208,992
22,550	NYSE EURONEXT		676,049
192,800	OGX PETROLEO E GAS PART SA		2,323,521

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at December 31, 2010)

Shares or Units	Description of Investment	Current Value as of December 31, 2010 **
	Other Common Stocks (continued)	
10,850	OLD DOMINION FREIGHT LINES INC	$ 347,092
20,258	OPENTABLE INC	1,427,784
77,311	ORACLE CORP	2,419,834
41,419	PACIFIC BIOSCIENES OF CALI INC	658,976
20,496	PARAMETRIC TECHNOLOGY CORP	461,775
77,633	PARK STERLING BANK	478,219
6,725	PEPSICO INC	441,024
14,800	PFIZER INC	259,148
866	PICO HOLDINGS INC	27,539
139,804	PNC FINANCIAL SERVICES GRP INC	8,488,899
34,138	PRECISION CASTPARTS CORP	4,753,375
3,100	PSS WORLD MEDICAL INC	70,060
12,450	QUALCOMM INC	616,151
2,800	QUALITY SYSTEMS INC	196,336
10,300	QUEST SOFTWARE INC	285,722
5,400	REALD INC	139,968
10,400	REGAL-BELOIT CORP	696,072
14,400	REGENERON PHARMACEUTICALS INC	472,752
9,200	REINSURANCE GROUP OF AMERICA	494,132
9,000	RESEARCH IN MOTION LTD	523,170
9,000	RIVERBED TECHNOLOGY INC	316,530
27,600	ROBBINS & MYERS INC	987,528
12,200	ROVI CORPORATION	756,522
37,849	RUE21 INC	1,109,354
23,527	SALESFORCE.COM INC	3,105,564
125,397	SENSATA TECHNOLOGIES HOLDG BV	3,775,704
15,934	SIRONA DENTAL SYSTEMS INC	665,723
19,711	STANCORP FINL GROUP INC	889,755
85,475	STARWOOD HTLS & RESRT WRLDWIDE	5,195,171
90,336	STATE STREET CORP	4,187,074
5,200	STRATASYS INC	169,728
70,728	SUSQUEHANNA BANCSHARES INC PA	684,647
2,300	TESLA MOTORS INC	61,249
21,375	TEXAS INSTRUMENTS INC	694,688
10,300	THOMAS & BETTS CORP	497,490
20,500	TIME WARNER INC	659,485
13,166	TORCHMARK CORP	786,537
5,450	TRANSOCEAN LTD	378,830
9,700	TREEHOUSE FOODS INC	495,573
13,900	ULTA SALON COSMETICS & FRG INC	472,600
19,800	UNITED CONTINENTAL HLDGS INC	471,636
11,500	UNITEDHEALTH GROUP INC	415,265
5,900	UNIVERSAL DISPLAY CORP	180,835
50,058	VAIL RESORTS INC	2,605,018
5,800	VANCEINFO TECH INC ADR	200,332
12,600	VARIAN SEMICONDCT EQP ASSC INC	465,822
4,200	VERA BRADLEY INC	138,600
6,600	WAL MART STORES INC	356,611
5,656	WASTE CONNECTIONS INC	155,710
307,463	WELLS FARGO & CO	9,528,278
73,952	WHITNEY HOLDING CORP	1,047,164

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at December 31, 2010)

Shares or Units	Description of Investment	Current Value as of December 31, 2010 **
	Other Common Stocks (continued)	
192,361	WILLIAMS-SONOMA INC	$ 6,865,364
13,059	WYNN RESORTS LTD	1,356,047
7,850	YUM BRANDS INC	385,043
	Total Other Common Stocks	**247,410,609**
	Preferred Stocks	
6,300	CITIGROUP CAP XII 8.5% PFD	166,698
6,350	CITIGROUP CAP XIII 7.875% PFD	170,879
400	FNMA 0%/10YR CMT+237.5PFD PERP	304
8,000	FNMA 8.25% PFD S PERP	4,480
11,000	FREDDIE MAC 8.375% PREF PERP	6,919
	Total Preferred Stocks	**349,280**
	Synthetic Investment Contracts	
1,181,833	COLCHESTER STREET TRUST MONEY MARKET PORTFOLIO CLASS I	1,205,114
460,000	ABBEY NATL 3.875 11/10/14 144A	458,357
239,000	ALABAMA POWER 4.85% 12/15/12	256,863
360,000	ALLYA 10-4 A3 ABS .91 11/17/14	357,841
310,000	ALLYA 2010-1 A3 1.45% 5/14	311,769
4,963	AMCAR 2006-1 C 5.28% 11/11	4,982
100,510	AMCAR 2006-BG A4 5.21% 9/13	102,763
248,000	AMER HONDA 2.5% 9/21/15 144A	246,629
500,000	AMERICAN EX CC 2.75% 9/15/15	495,968
150,000	AMERICAN HONDA 2.375 3/13 144A	153,540
68,000	APART 2007-1 B 5.35% 9/13	70,338
42,000	APART 2007-1 C 5.43% 7/11	43,489
850,000	AT&T INC 2.5% 8/15/15	855,926
152,000	AT&T WIRE GLBL 8.125 5/1/12 DT	168,101
420,000	BAAT 2010-2 A3 2.4% 7/14	423,528
25,313	BACM 2003-2 A2 4.342% 3/41	25,615
158,504	BACM 2005-3 A2 CSTR 7/43	160,258
1,482,477	BACM 2005-3 XP CSTR 7/43	9,198
3,546,274	BACM 2005-5 XP CSTR 10/45	6,362
3,655	BACM 2006-5 A1 5.185% 9/47	3,669
140,000	BALTIMORE G&E 6.125% 7/01/13	158,798
785,000	BANK AMER 4.5% 4/1/15	806,654
725,000	BANK AMER FDG 3.7% 9/1/15	728,501
390,000	BANK NOVA SCOTIA 2.25% 1/22/13	400,978
98,000	BANK NY MELLO GLB 4.95 11/12	105,956
760,000	BANK OF NOVA SC 2.05% 10/07/15	745,004
570,000	BARCLAYS MTN 2.5% 1/23/13	585,508
498,000	BAXTER INTL 1.8% 3/15/13	508,478
103,000	BB&T CORP GLBL 6.5% 8/01/11	109,100
84,000	BEAR STEARNS CO INC 5.35% 2/12	89,772
460,000	BERK HATH INC 2.125% 2/11/13	473,610
123,000	BHP BILLITON 5.125% 3/29/12	130,982
480,000	BMONT Q 2.125% 6/28/13	488,598
330,000	BMWLT 2010-1 A3 1.18% 4/13	330,161
130,000	BNP PARIBAS 2.125% 12/21/12	132,172
250,000	BNP PARIBAS MTN 3.25% 3/11/15	255,154
690,000	BOA FDIC 3.125% 6/15/12	715,602

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at December 31, 2010)

Shares or Units	Description of Investment	Current Value as of December 31, 2010 **
	Synthetic Investment Contracts (continued)	
190,000	BOA FDIC GTD MTN 2.1% 4/30/12	$ 194,621
219,000	BONY MTN 4.3% 5/15/14	234,875
316,000	BP CAPITAL MARKETS 3.125% 3/12	326,168
172,248	BSCMS 2006-PW12 A2 5.688 9/38	174,515
105,540	BSCMS 2006-T24 A1 CSTR 10/41	107,264
105,640	BSCMS 2007-PW17 A1 5.282% 6/50	107,933
53,404	BSCMS 2007-T28 A1 5.422% 9/42	54,984
18,518,811	BSCMS 2007-T28 X2 CSTR 9/42	149,666
720,000	C 6.5 08/13 SNR DT	807,762
230,000	CANADIAN IMP BK 2.35% 12/11/15	225,207
126,000	CARAT 2007-1 B 5.15% 9/12	130,031
557,000	CARGILL INC 6.375% 6/12 144A	599,762
181,000	CATERPILLAR FIN SVC MTN2% 4/13	184,995
300,000	CATERPILR FI INC MTN1.55 12/13	300,426
130,000	CATERPILR FIN 2.75% 6/24/15	131,959
200,000	CCCIT 2006-A4 A4 5.45% 5/13	205,044
300,000	CCCIT 2008-A5 A5 4.85% 4/15	326,867
365,000	CCCIT 2009-A3 A3 2.7 6/13	369,180
250,000	CFAST 2010-A A3 .91% 8/13	249,693
250,000	CHAIT 2007-A17 A 5.12% 10/14	269,065
490,000	CHAIT 2008-A4 A4 4.65% 3/15	528,172
240,000	CHAIT 2008-A9 A9 4.3% 5/13	243,757
760,000	CHAIT 2009-A3 A3 2.4% 6/13	767,115
220,000	CIBC 1.45% 9/13/13	220,225
920,000	CITI FDG FDIC 1.875% 10/22/12	941,731
460,000	CITIBANK FDIC MTN 1.875 6/4/12	468,715
500,000	CITIGR FDG FDIC 1.875 11/15/12	511,276
490,000	CITIGROUP 4.75% 5/19/15	515,793
70,000	CITIGROUP 5.125 5/5/14	74,832
400,000	CITIGROUP 6.375% 8/12/14	451,929
481,000	CITIGROUP FDIC 2.875% 12/09/11	492,945
273,000	COCA-COAL ENT 1.125% 11/12/13	270,758
380,000	COCA-COLA CO 1.5% 11/15/15	365,468
29,000	COMERICA INC 3% 9/16/15	28,922
202,000	COMET 2006-A6 A6 5.3 2/14	205,104
674,000	COMET 2009-A2 A2 3.2% 4/14	682,608
67,034	COMM 2005-C6 A2 CSTR 6/44	67,267
1,751,761	COMM 2005-C6 XP CSTR 6/44	5,696
1,070,000	COMMONWETH MTN2.9 9/17/14 144A	1,126,569
243,000	CON EDISON NY 5.55 4/1/14	270,628
120,000	COPAR 2007-1 B1 5.76% 12/13	122,345
104,000	COVIDIEN INT GLB 5.45% 10/12	113,295
240,000	COVIDIEN INTL 1.875% 6/15/13	243,074
152,245	CPS 2006-D A4 5.115% 08/13	155,220
316	CPS 2007-C A3 5.43% 5/12 144A	317
250,000	CREDIT SUIS(NY)MTN 3.5 3/23/15	258,457
1,171,000	CREDIT SUISSE NY 5% 5/15/13	1,267,808
64,899	CSFB 2002-CP5 A1 4.106 12/35	66,091
53,301	CSFB 2003-C5 A3 4.429% 12/36	54,749
37,329	CSFB 2004-C1 A3 4.321% 1/37	37,889
9,235	CSMC 2007-C1 A1 5.227% 2/40	9,310

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at December 31, 2010)

Shares or Units	Description of Investment	Current Value as of December 31, 2010 **
	Synthetic Investment Contracts (continued)	
2,668	CSMC 2007-C2 A1 5.237% 1/49	$ 2,680
326,000	DAIMLER CHRYSLER 6.5% 11/15/13	371,762
622,000	DBS BK LTD 5.125/VAR 5/17 144A	647,742
230,000	DCAT 2006-C B 5.11% 4/13	230,845
200,000	DEERE J CAPMTN 1.875% 6/17/13	202,494
460,000	DEUTSCHE BK AG 2.375% 1/11/13	471,943
469,000	DEUTSCHE TEL 5.375% 3/23/11	480,607
175,000	DIAGEO CPTL GLB 5.2 1/30/13	192,538
165,000	DOMINION RESOUR 2.25% 9/1/15	163,843
316,000	EDP FINANCE BV5.375 11/12 144A	322,903
184,000	ENEL FIN INTL 5.7% 1/15/13144A	200,049
85,000	ERP OPERAT LP 5.5% 10/1/12	92,924
380,000	FHLB 0.875% 12/27/13	376,704
640,000	FHLB 1.625% 11/21/12	652,759
720,000	FHLB 1.875% 6/21/13	737,155
442,203	FHLG 15YR 4.50% 8/18 #E98688	467,681
366,254	FHLG 15YR 5.00% 3/19 #G13052	392,345
555,029	FHLG 15YR 5.00% 6/24 #G13598	594,568
127,927	FHLG 15YR 5.50% 4/18 #G11389	138,423
172,563	FHLM ARM 3.53% 4/40 #1B4657	179,132
137,525	FHLM ARM 3.58% 4/40 #1B4702	143,020
36,540	FHLM ARM 3.88% 1/35 #848084	38,231
28,411	FHLM ARM 4.305 6/35 #848083	29,910
19,699	FHLM ARM 4.68% 1/36 #847584	20,725
88,811	FHLM ARM 4.69% 11/35 #1B2428	93,630
64,085	FHLM ARM 4.83% 11/35 #1Q0166	67,534
58,339	FHLM ARM 4.93% 9/35 #1K1215	61,291
41,953	FHLM ARM 5.26% 1/36 #1J1274	44,286
50,937	FHLM ARM 5.37% 12/35 #1N0106	52,879
69,498	FHLM ARM 5.62% 12/35 #1N0117	72,086
7,890	FHLM ARM 5.78% 10/35 #1N0063	8,380
33,446	FHLM ARM 4.199% 8/36 #848185	35,172
64,269	FHLM ARM 4.277% 2/35 #848090	67,788
464,638	FHLM ARM 4.482% 4/35 #848088	484,327
34,528	FHLM ARM 4.485% 1/35 #848089	36,439
53,099	FHLM ARM 4.542% 4/35 #848085	55,947
44,026	FHLM ARM 4.571% 3/35 #848186	46,259
1,192	FHLM ARM 4.889% 3/33 #847126	1,259
49,714	FHLM ARM 4.941% 11/35 #1J1228	52,349
16,880	FHLM ARM 5.084% 8/35 #1J0005	17,832
29,498	FHLM ARM 5.34% 6/35 #1L0097	31,123
145,000	FHLMC .375% 11/30/12	144,241
240,000	FHLMC .625% 12/28/12	239,684
3,194,000	FHLMC 1.75% 9/10/15	3,156,703
600,000	FHLMC 2.5% 1/07/14	631,265
2,033,000	FHLMC 4.125% 12/21/12	2,169,225
1,021,000	FHLMC 4.5% 1/15/14	1,143,550
830,000	FHLREF NTS BE 2.5% 4/23/14	863,866
20,159	FHR 2290 C 6 2/31	21,867
30,787	FHR 2313 C 6 5/31	33,095
41,094	FHR 2394 KD 6% 12/16	44,654

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at December 31, 2010)

Shares or Units	Description of Investment	Current Value as of December 31, 2010 **
	Synthetic Investment Contracts (continued)	
22,414	FHR 2417 EH 6% 2/17	$ 24,264
14,588	FHR 2508 UL 5 12/16	14,857
17,317	FHR 2667 PC 3.8% 1/18	17,497
235,645	FHR 2763 PD 4.5 12/17	245,062
362,439	FHR 2780 QD 4.5 3/18	378,257
290,000	FHR 2866 XE 4 12/18	304,233
42,227	FHR 2970 YA 5% 9/18	43,378
1,071,766	FHR 3555 CM 4% 12/14	1,110,587
1,147,940	FHR 3555 KH 4% 12/14	1,196,774
230,696	FHR 3560 LA 2% 8/14	233,658
361,047	FHR 3573 LC 1.85% 8/14	365,246
430,000	FNMA .375% 12/28/12	427,284
1,200,000	FNMA .5% 10/30/12	1,197,844
1,505,000	FNMA 0.75% 12/18/13	1,488,597
2,240,000	FNMA 1% 9/23/13	2,242,709
180,000	FNMA 1.125% 7/30/12	182,423
330,000	FNMA 1.25% 8/20/13	333,657
4,966,282	FNMA 15YR 3.50% 12/25 #AE0368	5,023,834
174,447	FNMA 15YR 4.00% 9/18 #734729	182,647
172,511	FNMA 15YR 4.50% 6/19 #745278	182,990
93,375	FNMA 15YR 4.50% 7/20 #745874	99,061
85,344	FNMA 15YR 4.50% 7/20 #888653	90,528
52,609	FNMA 15YR 4.50% 8/18 #730721	55,813
1,457,679	FNMA 15YR 4.50% 8/24 #AD0117	1,546,450
68,010	FNMA 15YR 4.50% 11/18 #725857	72,152
2,608	FNMA 15YR 7.00% 1/16 #535662	2,827
332	FNMA 15YR 7.00% 3/12 #349639	344
3,097	FNMA 15YR 7.00% 3/17 #633169	3,374
1,122	FNMA 15YR 7.00% 5/15 #495848	1,212
6,282	FNMA 15YR 7.00% 8/14 #783427	6,723
2,456	FNMA 15YR 7.00% 11/18 #735420	2,660
2,889,000	FNMA 2.5% 5/15/14	3,006,610
1,787,000	FNMA 2.75% 3/13/14	1,882,538
9,064	FNMA 20YR 5.50% 10/22 #254522	9,845
680,000	FNMA 4.375% 9/15/12	731,957
1,325,000	FNMA 4.625% 10/15/13	1,467,323
897,000	FNMA 4.75% 11/19/12	970,154
185,228	FNMA ARM 4.49% 4/35 #AD0176	194,561
14,923	FNMA ARM 2.94% 8/35 #AD0710	15,647
226,628	FNMA ARM 3.20% 1/40 #AC0599	234,706
375,646	FNMA ARM 3.28% 2/40 #AC9833	389,288
21,257	FNMA ARM 3.32% 9/34 #AD0177	22,266
236,640	FNMA ARM 3.60% 3/40 #AD1555	247,153
443,795	FNMA ARM 3.92% 2/39 #AC0036	461,391
74,230	FNMA ARM 4.21% 5/35 #889946	77,722
137,342	FNMA ARM 4.285% 7/33#AD0066	143,809
93,116	FNMA ARM 4.30% 2/35 #995017	97,273
115,579	FNMA ARM 4.38% 10/37 #AD0713	121,814
77,463	FNMA ARM 4.53% 12/34 #802852	81,225
122,812	FNMA ARM 4.58% 7/35 #826362	128,777
119,848	FNMA ARM 4.59% 7/35 #995016	126,016

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at December 31, 2010)

Shares or Units	Description of Investment	Current Value as of December 31, 2010 **
	Synthetic Investment Contracts (continued)	
69,801	FNMA ARM 4.68% 11/34 #735011	$ 73,181
13,525	FNMA ARM 4.75% 5/35 #815626	14,197
20,767	FNMA ARM 4.82% 2/36 #AD0175	21,747
34,102	FNMA ARM 4.96% 6/35 #825388	35,808
15,766	FNMA ARM 5.12% 6/35 #823810	16,660
4,251	FNMA ARM 5.280% 3/35 #843014	4,407
5,633	FNMA ARM 6.25% 6/36 #886983	5,915
640,280	FNMA ARM 4.198% 11/34 #841068	673,170
29,759	FNMA ARM 4.428% 7/36 #555923	31,044
74,292	FNMA ARM 4.564% 4/33 #713937	76,776
43,375	FNMA ARM 4.58% 7/35 #995273	45,680
1,268	FNMA ARM 4.653% 3/35 #816322	1,318
2,167	FNMA ARM 4.765% 1/34 #995274	2,282
12,867	FNMA ARM 4.893% 10/35 #847787	13,379
7,893	FNMA ARM 4.898% 5/35 #995272	8,312
3,152	FNMA ARM 5.344% 7/35 #834917	3,262
7,209	FNMA ARM 5.349% 12/34 #843013	7,453
47,733	FNMA ARM 5.541% 11/36 #745972	50,414
12,246	FNMA ARM 3.752% 10/33 #755148	12,652
12,190	FNMA ARM 3.753% 10/33 #746320	12,784
4,265	FNMA ARM 3.984% 5/33 #703915	4,455
2,629	FNMA ARM 4.293% 3/35 #815586	2,749
4,644	FNMA ARM 4.358% 10/33 #754672	4,812
77,471	FNMA ARM 4.512% 12/36 #995606	81,727
20,481	FNMA ARM 4.513% 12/34 #802695	21,332
88,009	FNMA ARM 4.53% 10/35 #995414	92,167
94,206	FNMA ARM 4.545% 12/36 #995607	99,019
444,452	FNMA ARM 4.55% 10/35 #995415	466,007
7,347	FNMA ARM 4.801% 2/33 #695019	7,597
5,541	FNMA ARM 5.05% 7/34 #801635	5,784
33,871	FNMA ARM 5.075% 7/34 #995609	35,805
35,097	FNR 2002-56 MC 5.5% 9/17	37,785
586,522	FNR 2008-95 AD 4.5% 12/23	620,673
246,335	FNR 2010-123 DL 3.5% 11/25	256,302
379,083	FNR 2010-143 B 3.5% 12/25	394,760
185,413	FORDO 2006-B B 5.43% 2/12	187,057
258,531	FORDO 2009-B A3 2.79 8/13TALF	262,251
180,000	FORDO 2009-C A4 4.43% 11/14	191,897
100,000	FORDO 2009-D A3 2.17% 10/13	101,228
300,000	FORDO 2009-E A3 1.51% 1/14	302,483
230,000	FORDO 2010-B A3 0.98% 10/14	230,709
281,000	FRANCE TELE MTN 4.375% 7/14 DT	306,148
83,000	FRANCE TELECOM 2.125% 9/16/15	81,310
37,000	FRNK 2006-1 B1 5.14% 7/14	37,220
132,000	FRNK 2007-1 B 5.13% 2/15	136,358
366,415	GCCFC 2006-GG7 A2 CSTR 7/38	372,047
9,890,908	GCCFC 2007-GG11 XP .48% 12/49	95,777
200,000	GE CAP CORP 2.25% 11/9/15	192,921
1,200,000	GE CAP CORP 3.5% 8/12	1,259,301
1,021,000	GE CAP FDIC 3% 12/09/11	1,047,418
720,000	GE CAP FDIC GMTN 2% 9/28/12	739,162

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at December 31, 2010)

Shares or Units	Description of Investment	Current Value as of December 31, 2010 **
	Synthetic Investment Contracts (continued)	
644,000	GE CAP FDIC MTN 2.625 12/28/12	$ 668,088
135,000	GE CAP MTN 2.8% 1/08/13	139,827
320,000	GE CAP MTN 3.5% 6/28/15	325,669
5,245,903	GECMC 2007-C1 XP CSTR 12/49	30,883
575,000	GEMNT 2009-3 A 2.54% 9/14	582,558
750,000	GENERAL ELEC MTN 1.875% 9/13	754,503
102,000	GLAXOSMTH KLINE 4.85% 5/15/13	111,383
42,430	GMACC 2004-C2 A2 CSTR 8/38	43,015
536,149	GMACC 2005-C1 X2 CSTR 5/43	4,783
333,000	GOLDMAN FDIC 3.25% 6/15/12	346,167
200,000	GOLDMAN SA FDIC 2.15% 3/12	205,161
169,000	GOLDMAN SACHS 4.75% 7/15/13 DT	183,733
381,000	GOLDMAN SACHS MTN 3.7% 8/1/15	394,197
2,562	GPMH 2001-1 IA 1ML+34 4/32	2,542
150,000	GSMS 2005-GG4 A3 4.607 7/39	152,856
123,671	GSMS 2006-GG6 A2 5.506% 4/38	124,886
140,000	GSMS 2006-GG8 A2 5.479 11/39	143,171
190,892	HAROT 2009-3 A3 2.31% 5/13	193,220
90,000	HAROT 2010-1 A4 1.98% 5/23/16	91,612
270,000	HAROT 2010-2 A3 1.34% 3/14	272,141
520,000	HAROT 2010-3 A3 .7% 5/13	517,699
130,000	HART 2009-A A3 2.03% 8/13	131,594
175,044	HAT 2007-1 A4 5.33% 11/13	177,556
175,000	HSBC USA FDIC 3.125% 12/16/11	179,744
460,000	ING BANK MTN 2.65% 1/13 144A	468,412
136,000	JACKSON NATL 5.375% 5/8/13 144	148,029
111,000	JOHN DEERE CAP 2.95% 3/9/15	115,046
655,000	JP MORGAN CS GLB6.75 2/1/11 DT	676,308
959,000	JPMC CO MTN 4.65% 6/14	1,027,342
9,842	JPMCC 07-LDP10 A-1 5.122% 1/49	9,954
196,775	JPMCC 2004-CB9 A2 CSTR 6/41	199,212
250,000	JPMCC 2005-LDP2 A3 4.697 7/42	257,065
4,797,116	JPMCC 2005-LDP4 X2 CSTR 10/42	20,022
101,339	JPMCC 2006-LDP7 A2 CSTR 4/45	102,999
34,823	JPMCC 2006-LDP9 A1 CSTR 5/47	35,257
250,000	JPMMTN 1.65% 9/30/13	251,212
275,000	JPMORGAN CHASE CO 3.4% 6/24/15	280,614
263,000	JPMORGAN FDIC 3.125 12/1/11 DT	270,232
60,672	JPMRT 2006-A A4 5.14% 12/14	60,915
6,207,245	LBUBS 04-C1 XCP 1.0542 1/17/2034	4,406
284	LBUBS 2000-C5 A2 6.51% 12/26	286
473,443	LBUBS 2000-C5 E 7.29% 12/32	475,294
113,636	LBUBS 2001-C3 B 6.512 6/36	116,522
4,938,560	LBUBS 2005-C5 XCP CSTR 9/40	38,191
5,762,190	LBUBS 2005-C7 XCP CSTR 11/40	24,293
2,239	LBUBS 2006-C3 A1 5.478 3/32	2,247
47,167	LBUBS 2006-C6 A1 5.23 9/39	47,329
11,467	LBUBS 2006-C7 A1 5.279 11/38	11,639
25,873	LBUBS 2007-C1 A1 CSTR 2/40	26,394
56,834	LLL 1997-LLI D 7.15 10/34	58,492
519,000	MANUFTRS & TRD 3.85/VAR 4/1/13	515,177

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at December 31, 2010)

Shares or Units	Description of Investment		Current Value as of December 31, 2010 **
	Synthetic Investment Contracts (continued)		
200,000	MASSMUTUAL GL 3.625% 7/12 144A	$	210,614
180,000	MBART 2009-1 A3 1% 1/15/14		181,927
250,000	MERCK & CO INC 2.15% 1/15/16		247,185
240,000	MERRILL LYN CO 5.45% 2/05/13		258,455
348,000	MERRILL LYNCH 5.45% 7/15/14		374,610
424,000	MET LIFE GBL 2.875 9/17/12 144		438,094
500,000	MET LIFE GLBL 2.5 9/29/15 144A		495,935
301,000	METROPOLITAN MTN 2.5 1/13 144A		311,127
288,000	MIDAMERICAN ENRG 5.65% 7/15/12		315,219
19,305	MLCFC 2007-6 A1 5.175% 3/51		19,598
44,340	MLCFC 2007-8 A1 4.622% 8/49		45,303
150,434	MLMT 2004-MKB1 A2 4.353% 2/42		151,029
323,931	MLMT 2005-MKB2 XP CSTR 9/42		1,887
62,000	MONUMENTAL GLBL 5.5% 4/13 144A		67,001
470,000	MORGAN STAN FDIC 3.25% 12/1/11		483,502
250,000	MORGAN STANLEY 3.45% 11/2/15		245,153
240,000	MORGAN STANLEY 4% 7/24/15		245,378
878,000	MORGAN STANLEY 4.1% 1/26/15		906,243
240,000	MORGAN STANLEY 6% 5/13/14		261,235
74,293	MSC 2006-HQ9 A1 5.49% 7/44		75,269
10,369	MSC 2006-T23 A1 5.682% 8/41		10,481
28,715	MSC 2007-HQ11 A1 5.246% 2/44		29,156
47,780	MSC 2007-IQ13 A1 5.05% 3/44		48,525
31,819	MVCOT 2006-2A A 5.417% 10/28		32,634
260,000	NALT 2009-B A3 1 1/15		261,994
190,000	NALT 2010-A A2 1.1% 3/13		190,296
240,000	NALT 2010-B A3 1% 12/15/13		239,629
602,000	NATLAUST BK 2.35 11/16/12 144A		615,165
146,095	NEF 2005-1 A5 4.74% 10/45		146,478
370,000	NORDEA BK AG 1.75 10/4/13 144A		369,738
54,000	NORTHERN TR CO 4.625% 5/1/14		58,797
55,000	NORTHERN TRUST CO 5.5% 8/15/13		62,026
230,000	NY LIFE 2.25% 12/14/12 144A		235,868
289,000	NYLIFE GLB4.65% 5/9/13 144A		312,724
36,000	ORIX CORP 5.48% 11/22/11		37,567
170,000	PACIFIC GAS & ELEC 6.25% 12/13		191,459
196,000	PECO ENERGY MTN 5.6% 10/15/13		219,389
245,000	PEPSICO INC 7.9% 11/01/18		318,446
320,000	PNC FUND CORP MTN 3% 5/19/14		326,966
264,000	PNCFUND MTN 3.625% 2/8/15		276,765
220,000	PRICOA GLB 1 MTN5.45 6/14 144A		244,557
194,000	PUBLIC SVC ELEC 2.7% 5/01/15		196,600
230,000	RABOBANK NED 3.2% 3/11/15 144A		236,389
1,178,000	RABOBANK NEDER 2.65% 8/12 144A		1,219,978
200,000	RBS 3.4 08/13 SNR		204,430
575,000	ROYAL BK CANADA 1.125 1/15/14		568,569
369,000	ROYAL BK CDA GMTN 2.625% 12/15		370,177
570,000	ROYAL BK SCT 1.5% 3/30/12 144A		575,646
480,000	SANTANDER US 2.485% 1/13 144A		469,900
84,000	SBC COMM GLBL 5.875% 2/01/12		90,488
470,000	SHELL INTL MTN 1.875 3/25/13		479,439

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at December 31, 2010)

Shares or Units	Description of Investment		Current Value as of December 31, 2010 **
	Synthetic Investment Contracts (continued)		
146,000	SIMON PROPERTY 5.3% 5/30/13	$	159,826
197,000	SOUTHERN CO 2.375% 9/15/15		195,277
79,000	SOUTHERN CO 4.15% 5/14		83,565
40,000	STATE ST CORP 4.3% 5/30/14 DT		42,944
804,000	SVENSKA MTN 2.875 9/14/12 144A		830,373
120,000	TAOT 2010-A A3 1.27% 12/13		120,794
150,000	TAOT 2010-B A3 1.04% 2/14		150,705
84,862	TAROT 2006-B A4 5.52% 11/12		85,223
196,751	TAROT 2006-C A4 5.31% 5/13		199,851
590,000	TELEFONICA EMIS 2.582 4/26/13		593,226
292,000	TRANSCAPIT 5.67% 3/5/14 144A		314,978
311,000	UNCREDIT LUX 5.584/VAR 1/13/17		308,563
580,000	UNION BK NA 2.125% 12/16/13		579,506
240,000	US BANCORP 2.45% 7/27/15		240,975
114,000	US BANCORP 3.15% 3/4/15		118,440
340,000	US BANCORP MTN 4.2% 5/15/14		365,018
350,000	US CNTRL FED CU 1.9% 10/19/12		358,667
320,000	USAOT 2009-2 A3 1.54% 02/14		322,532
11,500,000	USTN 1.25% 8/31/15		11,232,694
13,956,000	USTN 1.375% 2/15/13		14,238,911
7,788,000	USTN 1.75% 3/31/14		7,975,729
6,192,000	USTN 1.75% 7/31/15		6,217,532
2,069,000	USTN 1.875% 2/28/14		2,131,966
4,552,000	USTN 1.875% 4/30/14		4,670,103
2,125,000	USTN 1.875% 6/30/15		2,133,576
4,387,000	USTN 2% 11/30/13		4,524,266
5,381,000	USTN 2.125% 5/31/15		5,476,881
3,904,000	USTN 2.375% 10/31/14		4,056,992
2,587,000	USTN 2.375% 9/30/14		2,695,263
10,626,000	USTN 2.5% 3/31/15		11,067,007
8,859,000	USTN 2.5% 4/30/15		9,196,614
1,048,000	USTN 2.75% 10/31/13		1,106,616
6,940,000	USTN 3.125% 10/31/16		7,276,824
5,614,100	USTN 3.125% 9/30/13		6,000,593
214,000	VERIZON COM INC 5.25% 4/15/13		235,051
170,000	VERIZON NE GLB 6.5% 9/15/11 DT		179,865
215,000	VERIZON WIRELESS 5.25% 2/1/12		229,735
671,000	VERIZON WRLSS 3.75% 5/20/11		682,092
128,000	VODAFONE GRP PLC 4.15% 6/10/14		134,861
91,000	VODAFONE GRP PLC 5.5% 6/15/11		93,204
219,622	VWALT 2009-A A3 3.41% 4/12		222,288
500,000	VWALT 2010-A A3 0.85% 11/13		499,078
205,000	VWIF 1.625% 8/12/13 144A		206,181
301,000	WAL MART STORES 2.25% 7/08/15		302,316
284,000	WALMART STORES MTN 3.2% 5/14		298,206
272,000	WALOT 2006-1 C 5.22% 11/12		272,856
58,262	WALOT 2006-1B 5.15% 7/12		58,482
3,673	WALOT 2006-2 B 5.29% 6/12		3,687
99,000	WALOT 2006-2 C 5.34% 10/12		99,889
279,000	WALOT 2007-1 B 5.38% 7/12		282,312
194,000	WALOT 2007-1 C 5.45% 10/12		198,148

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at December 31, 2010)

Shares or Units	Description of Investment	Current Value as of December 31, 2010 **
	Synthetic Investment Contracts (continued)	
181,000	WASHINGTON REIT 5.95% 6/15/11	$ 184,711
65,275	WBCMT 05-C16 APB 4.692% 10/41	68,436
89,481	WBCMT 2004-C11 A3 4.719 1/41	90,238
335,594	WBCMT 2004-C15 A2 4.039 10/41	338,436
186,373	WBCMT 2006-C29 A1 5.121% 11/48	188,937
9,463	WBCMT 2007-C30 A1 5.031% 12/43	9,519
5,347,259	WBCMT 2007-C30 XP CSTR 12/43	70,886
295,000	WBCMT 2007-C31A A2 5.421% 4/47	306,005
2,404,000	WELLS FAR FDIC 3% 12/09/11	2,466,202
643,000	WELLS FARGO 3.75% 10/1/14	677,246
123,000	WELLS FARGO 5.25% 10/23/12	133,085
380,000	WELLS FARGO MTN 3.625% 4/15/15	396,946
134,000	WESTPAC BANK CORP 2.1% 8/2/13	136,518
436,000	WESTPAC BK CORP 1.85% 12/09/13	437,668
160,000	WOART 2010-A A3 1.34% 12/13	161,143
129,000	WYETH 5.5% 2/01/14	146,367
180,000	YALE UNIV MTN 2.9% 10/15/14	186,759
-	Synthetic "Wrapper"	554,140
	Total Synthetic Investment Contracts	**221,561,293**
	Mutual Funds	
	Fidelity Brokerage Link*	32,043,245
1,772,925	DODGE & COX STOCK FD	191,050,455
	Total Mutual Funds	**223,093,700**
	U.S. Government and Agency Securities	
	United States Treasury Notes	
40,000	USTN 0.75% 12/15/13	39,730
4,090,000	USTN 2.25% 11/30/17	3,985,296
11,125,000	USTN 2.625% 11/15/20	10,531,917
480,000	USTN 2.625% 8/15/20	459,822
530,000	USTN 2.75% 12/31/17	531,222
1,110,000	USTN 3.5% 5/15/20	1,142,106
423,000	USTN TII 1.75% 1/15/28	453,040
540,000	USTN TII 2% 2/15/40	582,931
133,000	USTN TII 2.375% 1/15/25	173,288
70,000	USTN TII 2.375% 1/15/27	85,144
40,000	USTN TII 3.875% 4/15/29	71,711
3,430,000	USTPRIN 2/15/25	1,904,350
	Total United States Treasury Notes	**19,960,557**
	United States Treasury Bonds	
5,430,000	USTB 4.25% 11/15/40	5,371,725
2,290,000	USTB 4.375% 5/15/40	2,314,716
	Total United States Treasury Bonds	**7,686,441**

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at December 31, 2010)

Shares or Units	Description of Investment	Current Value as of December 31, 2010 **
	U.S. Government and Agency Securities (continued)	
	Federal Agency Obligations	
	Federal National Mortgage Association	
400,000	FNMA 3.50% 1/41 #TBA	$ 382,782
5,900,000	FNMA 15YR 3.50% 1/26 #TBA	5,942,406
2,700,000	FNMA 4.00% 1/41 #TBA	2,685,867
4,800,000	FNMA 4.50% 1/41 #TBA	4,927,875
4,300,000	FNMA 5.50% #TBA	4,600,664
121,927	FNMA 5.50% 11/36 #745959	131,340
55,866	FNMA 6.00% 5/35 #821192	61,370
51,330	FNMA 6.00% 9/37 #952504	56,146
19,643	FNMA 6.00% 10/35 #745000	21,538
3,000,000	FNMA 6.00% #TBA	3,254,063
4,500,000	FNMA 6.00% 1/41 #TBA	4,890,235
33,273	FNMA 6.50% 1/37 #897910	37,128
46,976	FNMA 6.50% 5/36 #895817	52,596
75,345	FNMA 6.50% 8/36 #745744	84,029
69,103	FNMA 6.50% 9/36 #897131	77,068
1,600,000	FNMA 0% 10/9/19	1,010,277
1,100,000	FNMA 1.35% 8/16/13	1,106,439
1,000,000	FNMA 4.75% 2/21/13	1,100,223
239,023	FNMA ARM 5.51% 2/37 #913990	251,512
2,600,000	FNMA DN 0% 7/08/11	2,597,582
	Total Federal National Mortgage Association	**33,271,140**
	Government National Mortgage Association	
198,275	GNII 5.00% 9/40 #004802	211,881
3,500,000	GNII II 4.00% 01/41 #TBA	3,520,508
3,100,000	GNII II 4.50% 1/41 #TBA	3,218,914
1,374,970	GNII II 5.00% 8/40 #004772	1,469,320
299,566	GNII II 5.00% 11/40 #004855	319,747
500,000	GNII II 5.50% 1/41 #TBA	538,477
500,000	GNII II 6.00% 1/41 #TBA	546,016
200,000	GNMA 3.50% 1/41 #TBA	192,500
1,900,000	GNMA 4.00% 1/41 #TBA	1,912,914
290,319	GNMA 5.00% 1/40 #711067	309,889
289,140	GNMA 5.00% 1/40 #711068	308,630
98,183	GNMA 5.00% 4/40 #733600	104,801
293,595	GNMA 5.00% 5/40 #733627	313,386
900,000	GNMA 5.50% 1/41 #TBA	972,633
1,100,000	GNMA 6.00% #TBA	1,208,109
401,894	GNMA ARM 2.42% 8/50 #892614	429,165
	Total Government National Mortgage Association	**15,576,890**
	Total Federal Agency Obligations	**48,848,030**
	Federal Home Loan Bank	
1,310,000	FHLB .32% 11/30/11	1,309,654
1,060,000	FHLB .5% 12/23/11	1,059,242
	Total Federal Home Loan Bank	**2,368,896**

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at December 31, 2010)

Shares or Units	Description of Investment	Current Value as of December 31, 2010 **
	U.S. Government and Agency Securities (continued)	
	Federal Home Loan Mortgage Corporation	
15,607	FHLG 5.50% 7/37 #G03092	$ 16,775
116,774	FHLG 5.50% 11/35 #A39302	125,570
1,361,543	FHLG 5.50% 12/36 #G02427	1,460,698
100,000	FHLM 5.50% 1/41 #TBA	106,555
169,592	FHLM ARM 5.65% 9/37 #1G3704	177,061
43,629	FHLM ARM 5.84% 2/37 #1N1447	46,267
95,214	FHLM ARM 5.95% 5/37 #1N1582	100,305
100,848	FHLM ARM 6.03% 5/37 #1N1463	107,181
309,640	FHLM ARM 6.12% 9/37 #1G2201	331,740
130,878	FHLM ARM 4.433% 7/35 #1B3925	136,965
2,600,000	FHLMC 1.125% 6/01/11	2,612,461
1,100,000	FHLMC 1.4% 7/26/13	1,107,128
600,000	FHLMC 5% 2/16/17	686,795
3,280,000	FHLMCDN 7/06/11	3,276,982
	Total Federal Home Loan Mortgage Corporation	10,292,483
	Total U.S. Government and Agency Securities	89,156,407
	Bonds, Notes and Debentures	
	Corporate Debt Instruments	
	Domestic Obligations	
350,000	ABBOTT LABS 5.125% 4/01/19	389,857
55,000	AES CORP 7.75% 10/15/15	59,337
46,000	AES CORP 7.75% 3/01/14	50,178
312,000	AES CORP 8% 6/1/20	332,800
100,000	AIG 6.25% 87-37 HYBRD	90,275
110,000	AIG INTL 6.4% 12/15/20	115,961
146,000	AIG INTL MTN 8.25% 8/15/18	172,752
13,000	ALCOA INC 6% 7/15/13	14,665
100,000	ALTRIA GROUP INC 8.5% 11/13	119,568
330,000	ALTRIA GROUP INC 9.25% 8/6/19	442,958
36,000	AMERADA HES CO 7.875% 10/01/29	45,889
148,000	AMERADA HESS CO 7.3% 8/15/31	181,580
200,000	AMERICA MOVIL 5% 3/30/20	210,417
61,000	AMERICA MOVIL 5.625% 11/15/17	66,938
21,000	AMERICAN EXP MTN 5.875% 5/13	23,041
33,000	AMERICAN INTL 5.85% 1/16/18	34,913
127,000	AMEX 6.8% 9/01/66	128,609
290,000	AMEX MTN 8.125% 5/20/19	363,505
35,000	ANADARKO PETRO 6.375% 9/15/17	38,987
380,000	ANHEUSER BUSCH 5% 4/15/20	405,645
170,000	ANHEUSER BUSCH 5.375% 1/15/20	188,423
150,000	APACHE CORP 3.625% 2/01/21	145,179
149,000	APACHE CORP 6% 9/15/13	169,944
60,000	APACHE CORP MTN 5.1% 9/01/40	59,412
73,000	AT&T INC 5.5% 2/01/18	82,767
130,000	AT&T INC 6.3% 1/15/38	140,920
160,000	AT&T INC 6.55% 2/15/39	178,112
149,000	BAC 8% PERP SERIES K PFD	154,000
6,000	BAC CAP XIV 5.63/VR PERP	4,361
163,000	BAKER HUGHES IN 7.5% 11/15/18	205,955

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at December 31, 2010)

Shares or Units	Description of Investment	Current Value as of December 31, 2010 **
	Bonds, Notes and Debentures (continued)	
	Corporate Debt Instruments (continued)	
	Domestic Obligations (continued)	
180,000	BALL CORP 5.75% 5/15/21	$ 175,836
120,000	BALL CORP 6.75% 9/15/20	128,385
330,000	BANK AMER 4.5% 4/1/15	339,103
190,000	BANK OF AMER MTN 7.625 6/1/19	219,980
560,000	BANK OF AMERICA 5.625% 7/01/20	587,453
130,000	BANK TOKYO MIT 3.85% 1/15 144A	137,747
160,000	BARCLAYS BANK MTN 5.2% 7/10/14	176,765
310,000	BARRICK GOLD 6.95% 4/01/19	385,781
43,000	BEAR 7.25% 2/01/18	52,257
9,000	BELLSOUTH 4.75 11/15/12	9,655
170,000	BERK HATH INC 3.2% 2/11/15	177,535
450,000	BHP BILLITON FIN USA6.5 4/1/19	542,427
80,000	BOEING CAP MTN 4.7% 10/27/19	85,484
50,000	BOEING CO 4.875% 2/15/20	54,745
70,000	BOEING CO MTN 6% 3/15/19	81,773
42,000	BOYD GAMING 7.125% 2/01/16	38,942
200,000	BP CAP MARKETS 3.125% 10/1/15	201,425
180,000	BP CAP MARKETS 5.25% 11/07/13	196,360
60,000	BP CAPITAL MARKETS 3.875% 3/15	62,606
170,000	C 6.5 08/13 SNR DT	190,722
200,000	CALPINE CORP 7.5% 2/15/21 144A	199,875
215,000	CATERPILR FIN SERV 6.2 9/30/13	244,747
110,000	CHESAPEAKE ENERGY 6.625% 8/20	110,513
10,000	CHESAPEAKE ENERGY 6.875% 8/18	10,281
30,000	CHESAPEAKE ENERGY 7.25% 12/18	30,922
297,000	CITIGROUP 5% 9/15/14	311,612
290,000	CITIGROUP 6% 12/13/13	317,666
70,000	CITIGROUP 6.375% 8/12/14	79,088
496,000	CITIGROUP 6.875% 3/05/38	561,170
310,000	CITIGROUP MTN 6.01% 1/15/15	340,906
70,000	CITIGROUP MTN 5.5% 10/15/14	76,234
85,000	COMCAST CABLE 8.875% 5/01/17	107,453
80,000	COMCAST CORP 5.65% 6/15/35	77,918
30,000	COMCAST CORP 6.45% 3/15/37	32,624
303,000	COMCAST CORP 6.5% 1/15/15	354,116
10,000	COMCAST CORP 6.95% 8/15/37	11,573
27,000	COMCAST CORP GLB 5.875 2/15/18	30,576
230,000	COMCAST CORP MTN 6.4% 3/01/40	251,436
50,000	COMMNWLTH BNK AUST 5 10/19 144	52,864
58,000	COMMUNITY HLTH 8.875 7/15/15	63,274
53,000	COMPLETE PRODTN 8% 12/15/16	55,043
110,000	COMWLTH BK AUS 3.75 10/14 144A	114,985
78,000	CONOCO 6.95% 4/15/29	97,006
240,000	CONOCOPHILLIPS 6.5% 2/01/39	291,885
210,000	CONTINENTL AIR 6.75% 9/15 144A	220,739
520,000	COUNTRYWIDE FIN 6.25% 5/15/16	537,406
400,000	CREDIT AG MTN VAR PERP 144A	418,258
80,000	CREDIT SUISSE 5.86/VAR PERP	76,199

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at December 31, 2010)

Shares or Units	Description of Investment		Current Value as of December 31, 2010 **
	Bonds, Notes and Debentures (continued)		
	Corporate Debt Instruments (continued)		
	Domestic Obligations (continued)		
184,771	CVS CAREMARK 6.943% 1/10/30	$	201,613
9,008	CVS CORP 6.036% 12/10/28		9,271
180,000	CVS/CAREMARK MTN 6.6% 3/15/19		214,254
121,000	DAIMBZNA 5.875% 3/15/11		124,320
50,000	DAVITA INC 6.625% 11/01/20		49,778
178,000	DEUTSCHE TK GLBL 5.75% 3/23/16		202,144
300,000	DEVON ENRGY 7.95% 4/15/32		403,375
1,020,000	DEXIA CL SA NY 2% 3/05/13 144A		1,032,324
315,000	DIAGEO CPTL PLC 4.828% 7/15/20		341,968
221,000	DOMINION RES DE 5.7% 9/17/12		241,445
40,000	DOMINION RESOUR 8.875% 1/15/19		53,466
200,000	DOMINION RESOURCES 5.2 8/15/19		220,455
73,000	DUKE ENERGY 5.625% 11/30/12		79,458
45,000	ECHOSTAR DBS 7.75% 5/31/15		48,059
3,000	ECHOSTAR DBS CORP 7% 10/01/13		3,248
24,000	EDISON MISSION 7.625 5/27		17,514
30,000	EDISON MISSION 7.75% 6/15/16		25,903
267,000	EL PASO CORP 7% 6/15/17		284,518
54,000	EL PASO ENERGY MTN 7.8% 8/1/31		55,471
39,000	EL PASO ENGY MTN 7.75% 1/15/32		40,188
200,000	EL PASO NAT GAS 8.375% 6/15/32		235,987
12,000	ENERGY FUT CO 10% 12/01/20		12,400
210,000	ENERGY TRANSFER 9% 4/15/19		267,073
150,000	ENTERPRISE PR MTN 5.25 1/31/20		159,332
360,000	ENTERPRISE PROD 6.3% 9/15/17		412,896
1,310,000	EUROPN INVT BK GLB 3.25 10/11		1,346,941
137,000	EXELON CORP 5.625% 6/15/35		130,776
870,000	FANNIEMAE 5.625% 7/15/37		1,000,250
694,000	FARMER MAC 7-1 5.125 4/17 144A		762,127
6,000	FIRSTENERGY 6.45% 11/15/11		6,294
619,000	FIRSTENERGY GL 7.375 11/15/31C		658,360
88,000	FMC FINANCE III 6.875% 7/15/17		96,070
264,000	FORD MOTOR CRD LLC 12% 5/15/15		332,728
436,000	FREEPORT MCMOR 8.375% 4/01/17		493,089
315,000	GE CAP CORP 11/15/67		314,416
30,000	GE CAP CORP 6% 8/07/19		34,098
120,000	GE CAP MTN 5.5% 1/08/20		131,510
120,000	GECAP MTN 3.75% 11/14/14		124,634
470,000	GECAP MTN 6.875% 1/10/39		558,509
80,000	GENERAL ELEC 4.375% 9/16/20		79,753
29,000	GENERALE DS GEO 7.75 5/17		29,867
41,000	GEOPHYSIQUE CIE 7.5% 5/15/15		42,008
10,000	GLDMN SCHS GP GLB 5.3 2/14/12		10,665
179,000	GLITNIR 3ML+273.25 6/16 144A		2
121,000	GLITNIR BK MTN 6.33% 7/11 144A		35,998
728,000	GM 8.25% 7/15/23		252,980
9,000	GM GLBL 8.375 7/15/33 DT		3,218
424,000	GMAC LLC MTN 6.625% 5/15/12		443,489

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at December 31, 2010)

Shares or Units	Description of Investment	Current Value as of December 31, 2010 **
	Bonds, Notes and Debentures (continued)	
	Corporate Debt Instruments (continued)	
	Domestic Obligations (continued)	
50,000	GMAC LLC MTN 7.5% 12/31/13	$ 53,635
50,000	GOLDMAN SACH GLB 5.25 10/15/13	54,665
20,000	GOLDMAN SACHS 4.75% 7/15/13 EC	21,744
1,150,000	GOLDMAN SACHS 5.375 3/15/20	1,206,566
9,000	GOLDMAN SACHS 5.793/VR PERP	7,671
20,000	GOLDMAN SACHS 6.6% 1/15/12	21,758
90,000	GOLDMAN SACHS GLB 7.5% 2/15/19	107,489
60,000	GOLDMAN SACHS GR 5.45% 11/1/12	64,717
190,000	GOLDMAN SACHS GROUP 6% 5/14 DT	211,211
30,000	GOLDMAN SACHS MTN 3.625 8/1/12	31,413
120,000	HCA INC 5.75% 3/15/14	119,332
76,000	HCA INC 6.25% 2/15/13	79,314
4,000	HCA INC 6.5% 2/15/16	3,998
12,000	HCA INC 9.125% 11/15/14	12,710
94,000	HCA INC 9.25% 11/15/16	101,691
17,000	HCA INC 9.625% 11/15/16	18,484
310,000	HESS CORP 8.125% 2/15/19	401,160
420,000	HSBC FIN CO 6.676% 1/21 144A	426,499
150,000	ICICI BK LTD 6.375/VAR4/22 144	151,761
100,000	ILFC ECAP TR II 6.25 12/65 144	76,174
80,000	ILFC MTN 6.5% 9/1/14 144A	85,692
400,000	ILFC MTN 6.75% 9/1/16 144A	428,825
9,000	INN OF MOUNT 12% 11/15/10	4,691
9,000	INTELSAT JACKSON 9.5% 6/15/16	9,533
130,000	INTESA SAN SPA 3.625 8/15 144A	127,495
3,280,000	INTL BK R&D 0% 4/19/11	3,278,937
700,000	INTL BK RECN DV 1.125% 7/06/12	707,860
560,000	JAPAN FIN GLB MTN 2.875 2/15	579,546
369,000	JP MORGAN CHASE 5.125% 9/15/14	398,211
140,000	JP MORGAN CHASE 6.125% 6/27/17	153,694
800,000	JPMC CO 4.25% 10/15/20	787,931
218,000	JPMORGAN CHASE 5.15% 10/01/15	233,368
100,000	KAUPTHING MTN 7.125% 5/19 144A	-
456,000	KERR-MCGEE CORP 7.875% 9/15/31	533,306
140,000	KERR-MCGEE GLBL 6.95 7/1/24	157,042
500,000	KFW 3.5% 3/10/14	537,378
1,000,000	KFW GLB 4.625 1/20/11	1,022,216
100,000	KINDER MORGAN 6.75% 3/15/11	103,098
27,000	KINDER MORGAN EN 5.85 9/15/12	29,416
53,000	KINDER MORGAN EN 6.95% 1/15/38	59,288
146,000	KINDER MORGAN ENER 6% 2/1/17	164,842
158,000	KPN NV GLBL 8.375% 10/01/30	208,717
270,000	KRAFT FOODS INC 5.375% 2/10/20	296,277
279,000	LANDSBANK IS MTN6.1% 8/11 144A	30,690
161,000	LEH 5.857% PERP-12	16
100,000	LEHMAN BROS 3ML+78 8/19/65	10
170,000	LEHMAN BROS HLD 6.75% 12/28/17	17
120,000	LLOYDS TSB 4.375% 1/12/15 144A	121,268

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at December 31, 2010)

Shares or Units	Description of Investment		Current Value as of December 31, 2010 **
	Bonds, Notes and Debentures (continued)		
	Corporate Debt Instruments (continued)		
	Domestic Obligations (continued)		
100,000	LLOYDS TSB BK 6.5 9/14/20 144A	$	93,935
180,000	MEDTRONIC INC MTN 4.45 3/15/20		189,230
10,000	MET LIFE GLB FN 7.717% 2/15/19		12,569
150,000	METLIFE INC 4.75% 2/08/21		156,023
349,000	METLIFE INC GLB 6.4 12/15/36		329,053
15,000	MGM MIRAGE INC 6.625% 7/15/15		14,033
20,000	MGM MIRAGE INC 7.625% 1/15/17		19,003
150,000	MORGAN STANLEY 5.5% 7/24/20		155,093
100,000	MORGAN STLY FRN 5.82% 10/18/16		92,512
221,000	MORGAN STLY MTN 5.625% 1/09/12		236,695
100,000	MUFG CAP FIN 6.346/VR PERP DT		103,519
20,000	NATL SEMICOND GLB 6.6 6/15/17		22,154
200,000	NB CAP TR IV 8.25% 4/15/27		205,983
9,000	NEWS AMER INC 6.65% 11/37		10,045
18,000	NEWS AMERICA INC 6.2% 12/15/34		18,949
120,000	NOBLE ENERGY IN 8.25% 3/01/19		153,251
170,000	NORDEA BK MTN 3.7% 11/14 144A		176,069
5,000	NRG ENERGY INC 7.375% 1/15/17		5,320
20,000	NRG ENERGY INC 7.375% 2/1/16		21,015
258,000	OCCIDENTAL PETE 7% 11/01/13		301,637
700,000	PA HI ED SLR SUBER MM-2 OT		619,545
150,000	PACIFIC GAS & EL MTN3.5% 10/20		144,337
195,000	PACIFIC GAS&ELEC 5.8% 3/1/37		210,435
90,000	PEABODY ENERGY 6.5% 9/15/20		98,123
181,000	PEMEX PRO FDG 6.625% 6/15/35		182,438
33,000	PEPSICO INC 7.9% 11/01/18		42,893
172,000	PETROBRAS INTL 5.75% 1/20/20		182,885
60,000	PETROBRAS INTL 6.125% 10/06/16		66,869
30,000	PETROLEOS MEX 5.5 1/21/21		31,183
200,000	PFIZER 6.2% 3/15/19		238,897
86,000	PG&E 6.05% 3/01/34		95,896
45,000	PG&E 8.25% 10/15/18		59,250
30,000	POTASH CORP 4.875% 3/30/20		31,711
330,000	PRUDENTIAL MTN 2.75% 1/14/13		340,233
90,000	QEP RESOURCES 6.875% 3/01/21		96,820
32,000	QWEST COMM 7.5% 2/15/14		33,307
230,000	RABOBANK MTN 11%/VAR PERP 144A		297,345
80,000	RAILAMERICA 9.25% 7/01/17		91,600
70,000	RAYTHEON 3.125% 10/15/20		64,978
490,000	RBS 3.95% 9/21/15		487,116
100,000	RBS 4.875% 3/16/15		103,714
100,000	REED ELSEVIER C 8.625% 1/15/19		131,116
130,000	RESONA PFD7.191/VR PERP 144AEC		132,947
50,000	REYNOLDS AMER GLB 7.25 6/1/12		53,769
217,000	REYNOLDS AMERN 6.75% 6/15/17		243,196
350,000	RIO TINTO FIN 3.5% 11/02/20		334,252
203,000	RIO TINTO FIN 6.5% 7/15/18		242,751
210,000	RIO TINTO FIN 9% 5/1/19		285,190

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at December 31, 2010)

Shares or Units	Description of Investment	Current Value as of December 31, 2010 **
	Bonds, Notes and Debentures (continued)	
	Corporate Debt Instruments (continued)	
	Domestic Obligations (continued)	
100,000	ROCHE HLDGS INC 6 3/19 144A DT	$ 118,284
27,000	ROGERS CABLE 6.75 3/15/15	31,878
20,000	ROGERS COMMUNIC 6.8% 8/15/18	24,559
150,000	ROYAL BK OF SCOT MTN5.625 8/20	152,107
100,000	ROYAL BK SCOT 7.64/VR PERP	68,431
250,000	ROYAL BK SCOTLAND 5 10/1/14	243,619
160,000	ROYAL BK SCTLND 6.4% 10/21/19	161,630
40,000	ROYAL BK SCTLND GLB 5 11/12/13	39,568
200,000	SANTANDER 5.805/VAR 6/20/16	194,256
100,000	SANTANDER MTN 3.724 1/15 144A	96,411
100,000	SANTANDER MTN3.781% 10/15 144A	94,841
121,000	SBC COMM GLBL 5.1 9/15/14	134,203
50,000	SEARS HLDGS 6.625% 10/18 144A	47,602
36,000	SERVICE CO INTL 7.5% 4/1/27	35,145
200,000	SHELL INTL FIN 4.375% 3/20	212,105
150,000	SHELL INTL FIN 5.5% 3/25/40	162,897
90,000	SLM CORP MEDIUM FRN 4/01/14	81,289
6,000	SLM CORP MTN 5 4/15/15	5,843
36,000	SLM CORP MTN 5.05 11/14/14	34,642
286,000	SLM CORP MTN 5.375 5/15/14	289,374
29,000	SLM CORP MTN 5.625% 8/01/33	23,435
130,000	SLM CORP MTN 8% 3/25/20	134,073
27,000	SOUTHRN NAT GAS 5.9% 4/1/17	29,352
9,000	SOUTHRN NAT GAS 8% 3/01/32	10,551
149,000	SPRINT CAP CORP 8.375% 3/15/12	161,242
27,000	STATION CASINOS 6% 4/01/12	3
36,000	STATION CASINOS INC 7.75% 8/16	4
300,000	STATOIL ASA 3.125% 8/17/17	300,561
44,000	STEEL DYN INC 6.75% 4/15	45,513
190,000	SUMITOMO BKG 3.15 7/22/15 144A	196,024
76,000	SUNTRUST VIII 6.1%/VAR12/1/66	69,746
150,000	TEACHERS INS 6.85% 12/16/39144	175,928
140,000	TELECOM ITALI 5.25% 10/01/15	145,178
106,000	TELECOM ITALI 6.999% 6/4/18	112,792
300,000	TELEFONICA EMISI 6.221% 7/3/17	331,856
49,000	TENET HEALTH 9.25% 2/01/15	54,319
21,000	TENN GAS PIPELI 7.625% 4/01/37	23,779
30,000	TOTAL CAP MTN 4.45% 6/24/20	31,290
133,000	TXU CORP 5.55% 11/15/14	81,741
168,000	TXU CORP 6.55% 11/15/34	61,046
6,977	TXU ENRGY PIK 12.00 11/17	4,254
411,000	TYCO INTL GRP 6% 11/15/13	459,089
260,000	UBS AG STAM 3.875% 1/15/15	272,607
90,000	UNITED BUSNS 5.75% 11/20 144A	87,239
140,000	UNITED TEC MTN 4.5% 4/15/20	148,285
250,000	UNITEDHEALTH GR 3.875 10/15/20	240,281
130,000	UNITEDHEALTH GRP 6 2/15/18	150,516
241,000	VALE OVERSEAS 6.875% 11/21/36	266,937

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at December 31, 2010)

Shares or Units	Description of Investment	Current Value as of December 31, 2010 **
	Bonds, Notes and Debentures (continued)	
	Corporate Debt Instruments (continued)	
	Domestic Obligations (continued)	
118,000	VEDANTA RES 8.75% 1/15/14 144A	$ 130,654
156,000	VERIZON COM INC 5.5% 2/15/18	174,676
88,000	VERIZON GLBL 7.375% 9/01/12	99,322
164,000	VERIZON NEW YOR 6.875% 4/01/12	177,766
380,000	VERIZON WIRELESS 8.5% 11/15/18	501,376
443,000	WACHOVIA 5.25% 8/14 LT2	482,147
650,000	WALMART 3.25% 10/25/20	614,773
212,000	WASTE MANAGMENT 6.375 11/15/12	232,920
98,000	WB 5.8% 49-11 T1	85,741
200,000	WELLPOINT INC 4.35% 8/15/20	201,801
150,000	WELLPOINT INC 7% 2/15/19	180,537
12,000	WELLPOINT INC GLB5.875 6/15/17	13,445
294,000	WELLS FARGO 9.75/3ML+583 PERP	334,639
100,000	WELLS FARGO CAP 5.95% 12/15/36	96,791
10,000	WESTLAKE CHEM 6.625% 1/15/16	10,643
74,000	WILLIAMS COS 7.75% 6/15/31	83,717
70,000	WILLIAMS COS 7.875% 9/01/21	83,738
9,000	WILLIAMS COS 8.75% 3/15/32	11,225
207,000	WILLIAMS COS GLB 7.5% 1/15/31	239,631
50,000	WINDSTREAM 8.625% 8/01/16	54,422
296,000	WYETH 5.95% 4/01/37	331,965
	Total Domestic Obligations	**55,641,034**
	Asset Backed Securities	
276,640	ACE 2006-SL3 A1 1ML+10 6/36	45,460
100,000	ACR10ARTA A2FX 4.9543 1/29 14A	100,890
140,000	AESOP 2010-3A A 4.64% 5/16	147,668
300,640	AHM 2005-4 1A1 1ML+29 3/35	201,673
121,999	AMSI 04-R2 A1A 1ML+34.5 4/34	106,022
300,000	BACM 2005-5 A4 5.115% 10/45	322,767
700,000	BACM 2005-6 A4 5.182% 9/47	754,864
20,000	BACM 2007-5 A3 5.62% 2/51	21,128
255,630	BALTA 2004-9 3A1 CSTR 9/34	212,268
216,355	BALTA 2005-2 2A4 CSTR 4/35	172,028
147,088	BAYV 2004-C A1 1ML+42 5/44	134,175
172,188	BSABS 05-SD4 2A1 1ML+40 2/35	155,732
70,000	BSABS 2004-SD3 A3 1ML+57 9/34	62,577
519,799	BSABS 2005-AQ2 A3 1ML+36 9/35	467,511
254,316	BSABS 2005-CL1 A1 1ML+50 9/34	202,652
331,851	BSARM 2004-10 12A3 CSTR 1/35	300,328
107,994	CMLTI 2005-HE2 A 1ML+40 5/35	97,683
684,240	CWALT 05-36 2A1A 1ML+31 8/35	363,513
421,555	CWALT 06-OA6 1A1A 1ML+21 6/46	235,039
335,640	CWALT 2005-36 3A1 CSTR 8/35	230,964
101,075	CWALT 2005-61 1A1 1ML+26 12/35	75,544
54,320	CWALT 2006-OA1 2A1 1ML+21 3/46	31,171
488,381	CWHEL 07-GW A FSA 1ML+55 8/37	390,137
77,392	CWHL 2004-23 A CSTR 11/34	51,694

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at December 31, 2010)

Shares or Units	Description of Investment		Current Value as of December 31, 2010 **
	Bonds, Notes and Debentures (continued)		
	Corporate Debt Instruments (continued)		
	Asset Backed Securities (continued)		
66,169	CWHL 2005-R1 1AF1 1ML+36 3/35	$	54,555
232,697	CWHL 2006-HYB3 2A1A CSTR 6/36		175,721
73,943	DELTA AIR 6.821% 8/22		81,464
104,672	DMSI 2004-4 7AR2 1ML+45 6/34		88,240
193,600	DSLA 2004-AR1 A2A 1ML+41 9/44		147,195
150,000	EFCT 2003-3 A6 1.52% 12/42		143,620
150,000	EFCT 2003-3 A7 VAR 12/42		142,158
299,519	ESA 10-ESHA A 2.9505 11/27 144		295,365
43,063	FHAMS 2006-FA8 1A8 0 2/37		22,221
729,374	FHMS K009 X1 CSTR 8/20		68,394
363,257	FHR 3702 FG 1ML+45 8/32		360,802
100,000	FHR 3738 BP 4% 12/38		99,108
40,000	FIRST SEC UT 9.35 1/10/23 144A		41,440
832,774	FNR 2010-110 AE 9.75% 11/18		982,131
437,247	GMACM 04VF1 A1 MBIA1ML+75 2/31		340,035
401,885	GMACM 2005-AR6 2A1 CSTR 11/35		334,202
192,835	GNR 2005-81 SD -1ML+630 12/34		21,713
394,320	GNR 2006-47 SA 1ML+680 8/36		74,270
377,059	GNR 2010-H010 FC 1ML+100 5/60		380,424
393,403	GNR 2010-H11 FA 1ML+100BP 6/60		398,859
709,900	GNR 2010-H20 AF 1ML+33 10/60		709,999
630,214	GNR 2010-H24 FA 1ML+35 10/60		630,330
326,696	GSMPS 2005-RP1 1AF 1ML+35 1/35		277,477
427,050	GSMPS 2005-RP3 1AF 1ML+35 9/35		354,319
95,123	GSMPS MTGE LN TR 1ML+35 3/35		81,578
126,785	GSR 2005-AR5 2A3 CSTR 10/35		101,038
170,000	HERTZ 2009-2A A2 5.29% 3/16		184,796
160,460	HVMLT 05-15 2A11 1ML+27 10/45		101,468
246,235	HVMLT 2006-13 A 1ML+18 11/46		132,396
267,829	IMSA 2005-2 A1 1ML+32 3/36		144,391
82,136	IMSA 2006-1 1A2B 1ML+20 5/36		36,004
262,753	INDA 2007-AR7 1A1 CSTR 11/37		214,014
573,841	INDX 05-AR14 2A1A 1ML+30 7/35		382,946
83,729	INDX 2006-AR6 2A1A 1ML+20 6/47		45,043
500,000	ISAC 2010-1 A3 3ML+90 7/45		475,919
200,000	JPMCC 2007-LDPX A3 5.412% 5/49		208,915
300,000	JPMMT 2004-A3 3A3 CSTR 7/34		306,892
500,000	LBUBS 2007-C7 A3 5.886% 9/45		527,742
469,774	LXS 06-14N 1A1B 1ML+21 9/46		238,118
167,271	MARM 2005-1 7A1 CSTR 2/35		143,444
187,240	MARM 2006-2 3A1 CSTR 1/36		163,994
505,246	MARP 2005-2 1A1F 1ML+35 5/35		412,488
151,035	MLCC 2003-F A1 1ML+32 10/28		139,119
300,000	MLCFC 2007-6 A4 CSTR 3/51		307,245
140,545	MLMI 2004-A3 4A3 CSTR 5/34		142,605
515,388	MLMI 2007-SD1 A1 1ML+45 2/47		302,891
285,000	MLMT 2006-C1 A4 CSTR 5/39		308,547
88,310	MSM 2004-5AR 2A CSTR 7/34		80,135

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at December 31, 2010)

Shares or Units	Description of Investment	Current Value as of December 31, 2010 **
	Bonds, Notes and Debentures (continued)	
	Corporate Debt Instruments (continued)	
	Asset Backed Securities (continued)	
12,673	MSM 2005-3AR 3A CSTR 7/35	$ 9,138
69,574	NAA 2004-R1 A1 6.5% 3/34	70,249
50,943	NAA 2004-R2 A1 CSTR 10/34 144A	52,341
200,000	NC SEA 10-1 A1 3ML+90 0 7/41	194,720
169,516	NGN 2010-C1 A 2.65% 10/20	165,323
20,000	NGN 2010-C1 A2 2.9 10/20	19,479
400,000	NSLC 2004-2A A5B 1.09% 2/39	349,286
158,000	NSLT 2008-4 A4 1ML+148 4/24	163,709
127,934	PRIME 2005-2 2A1 CSTR 10/32	127,591
367,016	RALI 2005-QA13 2A1 CSTR 12/35	219,483
233,318	RBSGC 2007-B 1A4 1ML+45 1/37	139,395
104,639	RBSSP 10-3 4A1 CSTR 12/35 144A	106,432
198,951	SACO 2005-WM3 A3 1ML+35 9/35	88,387
323,452	SAMI 2006-AR6 1A1 1ML+18 07/46	195,773
165,765	SASC 2005-RF3 1A 1ML+35 6/35	143,536
593,699	SASC 2007-TC1 A 1ML+30 4/31	454,089
115,745	SAST 2005-1 M1 1ML+46 5/35	101,195
357,691	SEMT 2007-3 1A1 1ML+20 7/36	287,369
66,621	UAL PASS THRU ETC 9.75% 1/17	79,776
85,726	WAMU 02-AR19 A6 CSTR 2/33	79,939
356,129	WAMU 05-AR15 A1A1 1ML+26 11/45	303,909
293,262	WAMU 05-AR15 A1A2 1ML+28 11/45	223,575
151,265	WAMU 05-AR17 A1A2 1ML+29 12/45	114,963
500,000	WAMU 06-AR14 1A3 CSTR 11/36	372,314
153,828	WAMU 2004-AR8 A1 1ML+42 6/44	114,726
347,783	WAMU 2005-AR11 A1A 1ML+32 8/45	293,503
362,447	WAMU 2005-AR7 A4 CSTR 8/35	321,595
57,795	WAMU 2005-AR8 1A1A 1ML+27 7/45	48,826
172,352	WAMU 2005-AR9 A1A 1ML+32 7/45	146,215
261,715	WAMU 2007-HY4 4A1 CSTR 9/36	209,952
	Total Asset Backed Securities	**21,486,046**
	Total Corporate Debt Instruments	**77,127,080**
	Foreign Governmental Obligations	
513,000	KAUPTHING BK 7.625% 2/28/15	137,228
44,000	MEXICO GOV 6.05% 1/11/40	46,247
177,000	MEXICO GVT GLB 6.75 9/27/34 EC	202,687
487,775	RUSSIAN FD STP CPN 3/31/30REGS	573,237
	Total Foreign Government Obligations	**959,399**
	Municipal Bonds	
100,000	CA ST 7.3% 10/01/39	102,535
30,000	GA MEAG 6.655% 4/1/57	29,516
400,000	KY HIGHER ED VAR 05/01/34	393,583
90,000	LA CA DWAP TAXM 6.574% 7/01/45	92,268
70,000	MUNICIPAL EC AT GA 4.375% 4/57	69,586
220,000	NORTH TX STUD 3ML+90 07/01/30	213,490
	Total Municipal Bonds	**900,978**

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at December 31, 2010)

Shares or Units	Description of Investment		Current Value as of December 31, 2010 **
	Bonds, Notes and Debentures (continued)		
	Other Agency Obligations		
90,000	TVA 5.25% 9/15/39	$	96,541
203,000	TVA 5.98% 4/1/36		237,671
	Total Other Agency Obligations		**334,212**
	Total Bonds, Notes and Debentures		**79,321,669**
	Cash, Cash Equivalents, Temporary and Other Investments		
	Cash and Cash Eqivalents		
44,810,797	Fidelity Short Term Investment Fund MM*		44,818,756
51,555,133	State Street Bank Government Short Term Investment Fund*		51,562,306
	Total Cash and Cash Equivalents		**96,381,062**
	Other Investments		
	INT RATE SWAP 2/15/25		(32,769)
	INT RATE SWAP 2/15/25		(33,009)
	INT RATE SWAP PAY 2/15/25		(13,088)
	BC INT RATE SWAP 2/15/25		(18,144)
	BC INT RATE SWAP PAY 2/15/25		(12,466)
	BC ZC INT RATE SWAP PAY2/15/25		(62,375)
	Total Other Investments		**(171,851)**
	Total Cash, Cash Equivalents, Temporary and Other Investments		**96,209,211**
	Loans to participants (interest rates from 4.25% to 10.50%, maturing through 2028)*		**66,727,251**
	Total Investments	**$**	**1,494,070,749**

* Indicates party-in-interest to the Master Trust
** Participant-directed investment, cost not required

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TWC SAVINGS PLAN

By: ______________________

Name: Tomas Mathews

Chair of the Administrative Committee

Date: June 27, 2011

EXHIBIT INDEX

Exhibit Number	Description	Sequential Page Number
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	54

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-160990) pertaining to the TWC Savings Plan (the "Plan") of Time Warner Cable Inc. of our report dated June 27, 2011, with respect to the financial statements and schedules of the Plan included in this Annual Report (Form 11-K), for the year ended December 31, 2010.

Ernst & Young LLP

New York, New York
June 27, 2011